UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Infoblox Inc.

(Name of Subject Company)

Infoblox Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45672H104

(CUSIP Number of Class of Securities)

Jesper Andersen

President and Chief Executive Officer

Infoblox Inc.

3111 Coronado Drive

Santa Clara, California 95054

(408) 986-4000

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Matthew P. Quilter, Esq. David K. Michaels, Esq. William L. Hughes, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Stephen Yu Executive Vice President and General Counsel Infoblox Inc. 3111 Coronado Drive Santa Clara, California 95054 (408) 986-4000

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company is Infoblox Inc., a Delaware corporation (“Infoblox” or the “Company”). The address of Infoblox’s principal executive office is 3111 Coronado Drive, Santa Clara, California 95054. The telephone number of Infoblox’s principal executive office is (408) 986-4000.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Infoblox’s common stock, par value $0.0001 per share. As of September 30, 2016, there were 56,328,022 shares of Infoblox common stock issued and outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of Infoblox, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the tender offer (the “Offer”) by India Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Delta Holdco, LLC (“Parent”), a Delaware limited liability company, to purchase all of the issued and outstanding shares of the Company’s common stock (the “Shares” and each, a “Share”) at a purchase price equal to $26.50 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable deductions or withholding taxes required to be withheld or deducted, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 7, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”). The consummation of the Offer is subject to various conditions, including among others: (1) Shares having been validly tendered and received and not validly withdrawn prior to the Expiration Time (as defined in the Merger Agreement (as defined below)) that, when added to the Shares, if any, owned by Merger Sub or its affiliates, represent in the aggregate at least one share more than 50% of the Shares outstanding, (2) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), applicable to the transactions having expired or been earlier terminated and, all clearances and authorizations required by the antitrust laws of Germany having been obtained, (3) the absence of any restraint, injunction or prohibition by any order of competent jurisdiction or any other governmental authority of competent jurisdiction and the absence of any legal proceeding or law promulgated or deemed applicable to the transactions by any governmental authority of competent jurisdiction which prevents the consummation of the Offer or the Merger (as defined below), (4) the accuracy of the Company’s representations and warranties contained in the Merger Agreement (subject to customary Company Material Adverse Effects (as defined in the Merger Agreement) and materiality qualifiers), (5) the Company’s performance of its obligations under the Merger Agreement in all material respects prior to the Expiration Time, (6) the absence, since the date of the Merger Agreement, of any Company Material Adverse Effect that is continuing, (7) the completion of a specified marketing period for the debt financing Parent and Merger Sub are using to fund a portion of the aggregate Offer Price to be paid to tendering holders upon closing the Offer and to certain other holders upon closing the Merger and (8) the receipt of the proceeds of the debt financing by Parent or irrevocable confirmation by lenders to Parent in writing that the debt financing will be funded and available if the equity financing is funded. The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub and Parent with the Securities and Exchange Commission (the “SEC”) on October 7, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. Merger Sub and Parent are affiliates of Vista Equity Partners Fund VI, L.P. (“Vista Fund VI”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 16, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into the Company, with the Company surviving as a non-publicly-traded, wholly owned subsidiary of Parent (the “Surviving Corporation”) (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement (excluding the financing for the Offer and the Merger), the “Transactions”).

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), which permits completion of the Merger upon the irrevocable acceptance for payment by Merger Sub in the Offer of a number of Shares, when taken together with the Shares otherwise owned by Merger Sub or its affiliates that equal at least such percentage of the stock of the Company as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of the Company is a number of Shares that, when added to the Shares, if any, owned by Merger Sub or its affiliates represent one Share more than 50% of the number of Shares that are then issued and outstanding. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), which, under the terms of the Merger Agreement, will take place no later than the date of, and immediately following, the payment for the Shares in the Offer, all remaining outstanding Shares not tendered in the Offer (other than Shares held by (1)(a) the Company as treasury stock and (b) Parent, Merger Sub or any direct or indirect wholly owned subsidiary of the Company or Parent or Merger Sub, which Shares shall be automatically cancelled and shall cease to exist, or (2) stockholders who are entitled to demand and properly demand appraisal rights in accordance with, and in compliance in all respects with the DGCL in connection with the Merger) will be cancelled and automatically converted into the right to receive an amount equal to the Offer Price (the “Merger Consideration”), without interest and less any applicable taxes required to be withheld. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Infoblox—Effect of the Offer and the Merger Agreement on Infoblox Compensatory Awards and the ESPP” below for a description of the treatment of Company stock options, Company time-based restricted stock units and Company performance-based restricted stock awards.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on October 7, 2016. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of November 4, 2016 (the “Expiration Time”). If at the Expiration Time any of the conditions to the Offer have not been satisfied or waived, Merger Sub may, and if requested by the Company, will, extend and re-extend the Expiration Time to permit the satisfaction of all Offer conditions, subject to certain specified circumstances in the Merger Agreement.

For the reasons described in more detail below, the board of directors of the Company (the “Board”) unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. See “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for Recommendation—Reasons for the Merger”

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger

Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at c/o Vista Equity Partners Management, LLC, Four Embarcadero Center, 20th Floor, San Francisco, California, 94111.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) Parent or Merger Sub or their respective executive officers, directors or affiliates (including Vista), on the other hand.

Relationship with Parent and Merger Sub

Merger Agreement

On September 16, 2016, the Company, Parent and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 1 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The summary and description have been included in this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Parent, Merger Sub, the Company or their respective affiliates. The representations and warranties of the Company contained in the Merger Agreement were made solely for the benefit of Parent and Merger Sub. In addition, such representations and warranties (1) were made only for purposes of the Merger Agreement, (2) are qualified by documents filed with, or furnished to, the SEC by the Company prior to the date of the Merger Agreement, (3) are qualified by confidential disclosures made to Parent and Merger Sub in connection with the Merger Agreement, (4) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (5) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (6) were included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Merger Agreement is incorporated by reference in this Schedule 14D-9 only to provide holders of Shares with information regarding the terms of the Merger Agreement, and not to provide holders of Shares with any other factual information regarding the Company or its subsidiaries or business. Company stockholders should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or business. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and other documents that the Company files with the SEC.

Financing

Parent has received an equity commitment letter (the “Equity Commitment Letter”) from Vista Fund VI, pursuant to which Vista Fund VI has committed to contribute to Parent an amount equal to $755 million (subject to adjustment as set forth in the Equity Commitment Letter) in cash in immediately available funds for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Offer Price and/or Merger Consideration, as applicable, pursuant to and in accordance with the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement, including fees and expenses directly related to the debt financing required to be paid by Parent, Merger Sub and the Surviving Corporation. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended, restated, supplemented or otherwise modified from time to time, as the “Equity Financing.” The funding of the Equity Financing is subject to (1) the satisfaction, or waiver by Parent and Merger Sub, of all conditions of the Offer, (2) the funding (or contemporaneous funding) of the debt financing pursuant to the terms and conditions of the amended and restated debt commitment letter in favor of Parent dated September 16, 2016 (the “Debt Commitment Letter”), or any alternative financing that Parent and Merger Sub are required to accept from alternative sources pursuant to the Merger Agreement, and (3) the contemporaneous consummation of the acquisition of the Shares tendered in the Offer at the closing of the Offer. The Company is a third-party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which include the right of the Company to seek and obtain specific performance to cause Vista Fund VI to fund the Equity Financing in accordance with the terms of the Equity Commitment Letter and the Merger Agreement. Concurrently with the execution and delivery of the Equity Commitment Letter, Vista Fund VI executed and delivered to the Company a limited guarantee in favor of the Company in respect of certain of Parent’s and Merger Sub’s liabilities and obligations under the Merger Agreement (which we refer to as the “Limited Guarantee”), provided that in no event will Vista Fund VI incur obligations totaling more than $103.31 million in the aggregate (plus the amount of any reimbursement or indemnification obligations payable pursuant to the Merger Agreement) under the Limited Guarantee.

Vista Fund VI’s obligation to provide the Equity Financing will expire upon the earliest to occur of (1) the Effective Time, (2) the valid termination of the Merger Agreement in accordance with its terms, and (3) the date on which any claim is brought under, or legal proceeding is initiated against Vista Fund VI or any affiliate thereof in connection with the Equity Commitment Letter that is not contemplated by the Equity Commitment Letter (with the exception of certain claims related to the equity funding, all as specified in the Limited Guarantee).

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference, and the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.

Nondisclosure Agreement

On August 15, 2016, Vista Equity Partners Management, LLC (“Vista”), an affiliate of Parent and Merger Sub, and the Company entered into a nondisclosure agreement (the “Nondisclosure Agreement”). Under the terms of the Nondisclosure Agreement, Vista agreed that, subject to certain exceptions, any non-public information regarding the Company and its subsidiaries or affiliates furnished to Vista or to its representatives for the purposes of evaluating a potential transaction between the parties would, for a period of two years from the date of the Nondisclosure Agreement, be kept confidential, except as provided in the Nondisclosure Agreement. Additionally, Vista further agreed that, subject to certain exceptions, Vista would not solicit for employment any officer, director or senior management employee of the Company for a period of 12 months from the date of the Nondisclosure Agreement. Vista also agreed, among other things, to certain “standstill” provisions which prohibit Vista and its representatives from taking certain actions involving or with respect to the Company or the Shares (except that Vista may submit a private proposal to us) for a period ending on the 12-month anniversary of the date of the Nondisclosure Agreement.

This summary and description of the Nondisclosure Agreement is qualified in its entirety by reference to the Nondisclosure Agreement, which is filed as Exhibit (d)(2) to the Schedule TO, and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of Infoblox

Overview

In considering the recommendation of the Board set forth under the caption “Item 4. The Solicitation or Recommendation— Recommendation of the Board,” Infoblox’s stockholders should be aware that certain of the Company’s executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of Infoblox’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that Infoblox’s stockholders accept the Offer and tender their Shares in the Offer.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between Infoblox and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (1) the Merger Agreement; (2) Infoblox’s 2003 Stock Plan (the “2003 Plan”), Infoblox’s 2012 Equity Incentive Plan (the “2012 Plan” and, together with the 2003 Plan, the “Infoblox Stock Plans”) and Infoblox’s 2012 Employee Stock Purchase Plan (the “ESPP”); (3) the award agreements governing Infoblox Compensatory Awards (as defined below) held by Infoblox’s executive officers and directors; (4) Infoblox’s Fiscal 2016 Bonus Plan (the “Executive Bonus Plan”); (5) Infoblox’s Non-Employee Director Equity Compensation Policy (the “Director Equity Policy”); (6) the severance and change of control agreements with the executive officers (each, a “Change in Control Severance Agreement”) and (7) the Offer Letter with Janesh Moorjani (the “Offer Letter”). For further information with respect to the arrangements between Infoblox and its named executive officers, see the information included under the caption “—Arrangements with Current Executive Officers and Directors of Infoblox—Golden Parachute Compensation.” The 2003 Plan, the Executive Bonus Plan, the ESPP, the 2012 Plan and related award agreements, the Offer Letter and the Change in Control Severance Agreements are filed as Exhibits (e)(7) through (e)(15) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Remo Canessa and Thorsten Freitag were each a named executive officer of Infoblox for the fiscal year ending July 31, 2016. Mr. Canessa resigned as Chief Financial Officer on January 4, 2016 and continued to provide services to Infoblox until April 4, 2016, at which point his service to the Company terminated. Mr. Freitag resigned as Executive Vice President, Worldwide Field Operations on April 5, 2016 and continued to provide transition assistance to Infoblox until his termination of employment on June 15, 2016. Messrs. Canessa and Freitag do not hold any Infoblox equity awards and are not entitled to any benefits as part of the Transactions, other than with respect to any shares of common stock they may hold.

Consideration for Shares Tendered Pursuant to the Offer

Under the terms of the Merger Agreement, the Company’s executive officers and directors would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of Infoblox. As of September 30, 2016, the executive officers and directors of Infoblox set forth in the “Table of Equity Related Payments” below beneficially owned, in the aggregate, 136,055 Shares (excluding for this purpose Shares underlying Infoblox Compensatory Awards (as defined below), which are set forth separately in the “Table of Equity Related Payments” below). If the executive officers and directors were to tender all 136,055 Shares beneficially owned by them as of September 30, 2016, for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive, in aggregate, approximately $3,605,457.50 in cash, without interest and subject to any withholding taxes. As indicated below, to the knowledge of the Company, each of the Company’s executive officers and directors currently intends to tender all of his or her Shares in the Offer.

The following table sets forth, as of September 30, 2016, the consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it (excluding Shares underlying Infoblox Compensatory Awards (as defined below)), assuming such individual or his or her affiliate were to tender all of his, her or its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, and/or all such Shares were converted into the right to receive the Offer Price by virtue of the Merger.

Name	Number of Shares	Cash Consideration Payable in Respect of Shares
Executive Officers
Jesper Andersen	67,880	$1,798,820.00
Janesh Moorjani	—	$—
Scott J. Fulton	5,780	$153,170.00
Ashish Gupta	1,823	$48,309.50
Atul Garg	572	$15,158.00

Non-Employee Directors
Richard Belluzzo	11,500	$304,750.00
Laura C. Conigliaro	11,500	$304,750.00
Phillip Fasano	—	$—
Fred M. Gerson	25,500	$675,750.00
Edzard Overbeek	—	$—
Daniel J. Phelps	11,500	$304,750.00

Effect of the Offer and the Merger Agreement on Infoblox Compensatory Awards and the ESPP

The discussion below describes the treatment of the Company’s outstanding options (“Options”), outstanding time-based restricted stock units (“Infoblox RSUs”) and outstanding market-based restricted stock units (“Infoblox MSUs”, and collectively with the Options and Infoblox RSUs, the “Infoblox Compensatory Awards”) under the Merger Agreement, assuming that there are no rights to change in control benefits with respect to the Infoblox Compensatory Awards, which change in control benefits are discussed separately below under the sections captioned “—Arrangements with Current Executive Officers and Directors of Infoblox—Agreements or Arrangements with Executive Officers of Infoblox” and “—Arrangements with Current Executive Officers and Directors of Infoblox—Agreements or Arrangements with Directors of Infoblox.”

Any cash payments described below will be subject to any applicable withholding taxes and will, unless otherwise noted below, be made shortly following the Effective Time.

Options

At the Effective Time, all Options that are outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and automatically converted into the right to receive an amount in cash equal to the product of (i) the aggregate number of Shares subject to such Option multiplied by (ii) the excess, if any, of the Merger Consideration over the per share exercise price of such Option. Any Options with an exercise price equal to or greater than the Merger Consideration will be cancelled for no consideration at the Effective Time.

Time-Based Restricted Stock Units

All of the Infoblox RSUs that are vested but unsettled immediately prior to the Effective Time (including any Infoblox RSUs that vest in accordance with their terms at the Effective Time (the “Vested Infoblox RSUs”)) will be cancelled and automatically converted into the right to receive the Merger Consideration at the Effective Time.

In addition, an amount of unvested Infoblox RSUs equal to the positive difference, if any, between (i) fifty percent of the outstanding Infoblox RSUs held by each holder immediately prior to the Effective Time (including any Vested Infoblox RSUs) and (ii) the holder’s Vested Infoblox RSUs (any such difference, the “Additional Vesting RSUs”) will be cancelled at the Effective Time and automatically converted into the right to receive an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of the number of Shares subject to the Additional Vesting RSUs. The remaining unvested Infoblox RSUs held by each holder immediately prior to the Effective Time will be cancelled at the Effective Time and automatically converted into the right to receive an amount in cash equal to the product of the (i) Merger Consideration and (ii) the number of Shares subject to such remaining unvested Infoblox RSUs (the “Cash Replacement RSUs”), which Cash Replacement RSUs will, subject to the holder’s continued employment with the Parent or the Company through each applicable vesting date, vest and be payable at the same time and on the same vesting schedule as applied to the cancelled Infoblox RSUs to which such Cash Replacement RSUs relate.

The determination of which unvested Infoblox RSUs will be accelerated into Additional Vesting RSUs and which unvested Infoblox RSUs will be converted into Cash Replacement RSUs will be based on the relative vesting dates of the Infoblox RSUs held by each holder, with Infoblox RSUs with the shortest remaining vesting periods to be first accelerated into Additional Vesting RSUs.

Market-Based Restricted Stock Units

All Infoblox MSUs that are vested but unsettled immediately prior to the Effective Time (including any Infoblox MSUs that fully vest in accordance with their terms immediately prior to the Effective Time (the “Vested Infoblox MSUs”)) will be cancelled and automatically converted into the right to receive the Merger Consideration at the Effective Time.

Any Infoblox MSUs that are not earned immediately prior to the Effective Time pursuant to the terms of the applicable Infoblox MSU award agreements will be forfeited at the Effective Time for no consideration.

An amount of earned but unvested Infoblox MSUs equal to the positive difference, if any, between (i) 50% of the outstanding Infoblox MSUs held by each holder that are earned immediately prior to the Effective Time (including any Vested Infoblox MSUs) and (ii) the holder’s Vested Infoblox MSUs (any such difference, the “Additional Vesting MSUs”) will be cancelled at the Effective Time in exchange for the right to receive an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of Shares subject to such Additional Vesting MSUs.

The remaining earned but unvested Infoblox MSUs held by each holder immediately prior to the Effective Time will be cancelled at the Effective Time and automatically converted into the right to receive an amount in cash equal to the product of the (i) Merger Consideration and (ii) the number of remaining but unvested Shares subject to such Infoblox MSUs (the “Cash Replacement MSUs”), which Cash Replacement MSUs will be converted into time-based vesting awards that will, subject to the holder’s continued employment with the Parent or the Company through each applicable vesting date, vest and be payable in equal installments at the end of each performance period (without regard to the achievement of any performance metrics) that was applicable to the cancelled Infoblox MSUs to which such Cash Replacement MSUs relate.

The determination of which earned but unvested Infoblox MSUs will be accelerated into Additional Vesting MSUs and which earned but unvested Infoblox MSUs will be converted into Cash Replacement MSUs will be based on the relative time-based vesting dates of the earned but unvested Infoblox MSUs held by each holder, with Infoblox MSUs with the shortest remaining vesting periods to be first accelerated into Additional Vesting MSUs.

This Schedule 14D-9 assumes that performance levels will be met at target for purposes of which MSUs will be earned at the Effective Time, however, actual performance may be more or less than target. A more detailed description of the terms and conditions of the Infoblox MSUs is provided below in the section entitled “—Infoblox MSUs.”

Infoblox Stock Plans

Infoblox Stock Plans will not be assumed by Parent.

ESPP

Pursuant to the Merger Agreement, any “Offering Period” (as defined in the ESPP) in progress under the ESPP will continue, and, the Shares will be issued to participants on the next currently scheduled purchase dates thereunder occurring after September 16, 2016 as provided under, and subject to the terms and conditions of, the ESPP. After September 16, 2016, no new participants were (or will be) admitted into the ESPP, and no participant was (or will be) able to increase his or her payroll deduction percentages or purchase elections under the ESPP. In the event that any Offering Period under the ESPP has not ended on the date immediately preceding the Effective Time, then that open Offering Period will be terminated as of the second business day immediately preceding the Effective Time and all participant contributions then in the ESPP will be used to purchase Shares on such date in accordance with the terms of the ESPP as if such date was the last date of such Offering Period. The Company will not commence any new Offering Periods under the ESPP following September 16, 2016 and will terminate the ESPP as of or immediately prior to the Effective Time.

Table of Equity Related Payments

The following table shows the estimated cash amounts that each current executive officer and current director of Infoblox would be eligible to receive (without subtraction of applicable withholding taxes) in connection with the Merger with regard to (i) the number of Options to be cashed out at the Effective Time, (ii) the number of Infoblox RSUs to be cashed out at the Effective Time, (iii) the number of Infoblox MSUs to be cashed out at the Effective Time, (iv) the number of unvested Infoblox RSUs to be converted into Cash Replacement RSUs at the Effective Time, and (v) the number of unvested Infoblox MSUs to be converted into Cash Replacement MSUs at the Effective Time.

The estimated cash values in the table below are based on the Offer Price of $26.50 per share and the table assumes that the number of vested and unvested outstanding Infloblox Compensatory Awards for each Infoblox executive officer and director at the Effective Time will equal the number of vested and unvested Infoblox Compensatory Awards that were outstanding as of September 30, 2016, the latest practicable date to determine such amounts before the filing of this Schedule 14-D9 (these numbers do not forecast any future grants, exercises or additional vesting that may occur between October 1, 2016 and the closing date of the Merger, other than such forecasts necessary to determine which Infoblox RSUs and Infoblox MSUs will be converted into Cash Replacement RSUs and Cash Replacement MSUs, respectively). The numbers in the table below do not include Shares that may be acquired by Infoblox’s executive officers under the ESPP after September 30, 2016 and do not include Options with an exercise price equal to or greater than $26.50 per Share, which Options will be cancelled at the Effective Time and will cease to exist without receiving any payment therefor.

							Cash Replacement RSUs		Cash Replacement MSUs
Name	Shares subject to Options to be Cashed Out (1) (#)	Value of Shares subject to Cashed- Out Options(2) ($, in thousands)	RSUs to be Cashed Out (3) (#)	Value of Cashed- Out RSUs (4) ($, in thousands)	MSUs to be Cashed- Out (5) (#)	Value of Cashed- Out MSUs (6) ($, in thousands)	Shares Subject to Cash Replacement RSUs (7) (#)	Value of Shares subject to Cash Replacement RSUs (8) ($, in thousands)	Shares Subject to Cash Replacement MSUs (9)(#)	Value of Cash Replacement MSUs (10) ($, in thousands)	Total Value ($, in thousands)
Executive Officers:
Jesper Andersen	300,000	$2,628.0	106,250	$2,815.6	32,750	$867.9	106,250	$2,815.6	32,750	$867.9	$9,995.0
Janesh Moorjani	—	—	75,000	$1,987.5	—	—	75,000	$1,987.5	—	—	$3,975.0
Scott J. Fulton	50,000	$644.8	51,875	$1,374.7	10,917	$289.3	51,875	$1,374.7	10,917	$289.3	$3,972.8
Ashish Gupta	—	—	42,500	$1,126.3	—	—	42,500	$1,126.3	—	—	$2,252.5
Atul Garg	—	—	50,000	$1,325.0	—	—	50,000	$1,325.0	—	—	$2,650.0
Non-Employee Directors:
Richard Belluzzo	28,500	$139.1	11,000	$291.5	—	—	—	—	—	—	$430.6
Laura C. Conigliaro	81,666	$1,137.4	11,000	$291.5	—	—	—	—	—	—	$1,428.9
Phillip Fasano	28,000	$367.6	11,000	$291.5	—	—	—	—	—	—	$659.1
Fred M. Gerson	70,666	$1,051.5	11,000	$291.5	—	—	—	—	—	—	$1,343.0
Edzard Overbeek	—	—	29,000	$768.5	—	—	—	—	—	—	$768.5
Daniel J. Phelps	8,000	$64.4	11,000	$291.5	—	—	—	—	—	—	$355.9

(1)	This column includes the number of shares of Infoblox common stock subject to Options, whether vested or unvested, that are being cashed out at the Effective Time. Note that this column does not include any shares of Infoblox common stock that are subject to Options with exercise prices that are equal to or greater than $26.50.
(2)	The consideration for these Options is equal to (i) the number of shares of Infoblox common stock subject to such Options multiplied by (ii) $26.50 minus the exercise price of the Option.
(3)	This column includes Infoblox RSUs that are being cashed out at the Effective Time (including the additional vesting Infoblox RSUs) and does not include Infoblox RSUs being converted into Cash Replacement RSUs. Note that for each non-employee director, this column includes all Infoblox RSUs held by such non-employee directors, all of which will be cashed out at the Effective Time.
(4)	The consideration for these Infoblox RSUs is equal to (i) the number of shares of Infoblox common stock subject to such Infoblox RSU multiplied by (ii) $26.50.
(5)	This column includes all Infoblox MSUs that are being cashed out at the Effective Time (including the additional vesting Infoblox MSUs) and does not include Infoblox MSUs being converted into Cash Replacement MSUs. This calculation assumes the target (100%) achievement of the performance-based measures applicable to the Infoblox MSUs for the adjusted performance period.
(6)	The consideration for the Infoblox MSUs is equal to (i) the number of shares of Infoblox common stock subject to such Infoblox MSUs multiplied by (ii) $26.50.
(7)	This column includes the number of shares of Infoblox common stock subject to unvested Infoblox RSUs that will be cancelled at the Effective Time and converted into Cash Replacement RSUs. Note that all Infoblox RSUs held by non-employees will be accelerated and cashed-out at the Effective Time and no such Infoblox RSUs will be converted into Cash Replacement RSUs.
(8)	The consideration for the Cash Replacement RSUs is equal to (i) the number of shares of Infoblox common stock subject to the unvested Infoblox RSUs to be converted into Cash Replacement RSUs multiplied by (ii) $26.50.
(9)	This column includes number of shares of Infoblox common stock subject to unvested Infoblox MSUs that will be cancelled at the Effective Time and converted into the Cash Replacement MSUs. This calculation assumes the target (100%) achievement of the performance-based measures applicable to the Infoblox MSUs for the adjusted performance period.
(10)	The consideration for the Cash Replacement MSUs is equal to (i) the number of shares of Infoblox common stock subject to the unvested Infoblox MSUs to be converted into Cash Replacement MSUs multiplied by (ii) $26.50.

Agreements or Arrangements with Executive Officers of Infoblox

Severance Agreements

Infoblox entered into Change in Control Severance Agreements, which are filed as Exhibits (e)(12) and (e)(13) attached hereto, with each of its executive officers that require specific payments and benefits to be provided to its executive officers in the event of termination of employment under certain circumstances. Pursuant to the Change in Control Severance Agreements, Infoblox will provide the following benefits if the executive officer is terminated by Infoblox without “cause” (as such term is defined in the Change in Control Severance Agreements and as described below) or if the executive officer voluntarily resigns for “good reason (as such term is defined in the Change in Control Severance Agreements and as described below), in each case within the period commencing two (2) months prior to a “change in control” (as defined in the Change in Control Severance Agreement) and ending twelve (12) months following a change in control (each such termination, “Qualifying Termination of Employment”), subject to the executive officers’ execution and non-revocation of a release of claims in favor of Infoblox:

•

A lump sum cash payment, payable within 60 days of termination, equal to (i) for Mr. Andersen, the sum of 150% of annual base salary and 150% of the greater of (A) the prior year’s actual annual bonus or (B) the current year’s target bonus and (ii) for all other executive officers, the sum of 100% of base salary and 100% of the greater of (A) the prior year’s actual annual bonus or (B) the current year’s target bonus;

•	payment of the same portion of the monthly benefits premium under COBRA as Infoblox pays for active employees for up to 18 months in the case of Mr. Andersen and 12 months in the case of the other executive officers (provided that Infoblox may, in its sole discretion, pay the executive officer a lump sum payment in the aggregate amount of the applicable number of months of such COBRA premiums in lieu of such monthly premium payments); and

•	full acceleration of vesting of all time-based awards and acceleration of performance-based vesting awards in accordance with the terms of the applicable award agreement governing such performance-based awards. In the context of these Transactions, this means that any terminated executive officer would receive full acceleration of all Cash Replacement RSUs and Cash Replacement MSUs upon a Qualifying Termination of Employment following the closing of the Transactions.

Each executive officer is also subject to a 12 month post-termination non-solicitation covenant under such executive officer’s Change in Control Severance Agreement.

The consummation of the Transactions will constitute a “change in control” under the Change in Control Severance Agreements.

The Change in Control Severance Agreements provide that, in the event that any payment to an executive officer would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, or the “Code” (as a result of a payment being classified as a parachute payment under Section 280G of the Code), then such executive officer will receive such payment as would result in the greater of (i) the total transaction-based benefits payable to the executive minus the 20% excise tax imposed by Section 4999 of the Code (i.e., paid by the relevant executive officer) or (ii) the total transaction-based benefits minus the amount necessary to avoid the 20% excise tax otherwise imposed by Section 4999 of the Code.

For the Purpose of the Change in Control Severance Agreements, the following terms are defined as follows:

•	“Cause” means any of the following: (i) the executive’s conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude; (ii) an act by the executive which constitutes intentional misconduct in the performance of the executive’s employment obligations and duties; (iii) the executive’s act of fraud against Infoblox or any of its affiliates; (iv) the executive’s theft or misappropriation of property (including without limitation intellectual property) of Infoblox or its affiliates; (v) material breach by the executive of any confidentiality agreement with, or duties of confidentiality to, Infoblox or any of its affiliates that involves the executive’s wrongful disclosure of material confidential or proprietary information (including without limitation trade secrets or other intellectual property) of Infoblox or of any of its affiliates; (vi) the executive’s continued material violation of the executive’s employment obligations and duties to Infoblox (other than due to executive’s death or disability) after Infoblox has delivered to the executive a written notice of such violation that describes the basis for Infoblox’s belief that such violation has occurred and the executive has not substantially cured such violation within thirty (30) calendar days after such written notice is given by Infoblox; or (vii) the executive’s failure to cooperate in good faith with a governmental or internal investigation of Infoblox or its directors, officers or employees, if Infoblox has requested the executive’s cooperation.

•

“Good Reason” means (i) a change in the executive’s authority or responsibilities that materially reduces his/her level of authority or responsibilities (A) for Messrs. Andersen and Moorjani, including any role that does not include being the chief executive officer or chief financial officer, respectively, of a publicly-traded company, (B) for all other executive officers, it being understood that a material reduction shall not exist merely because Infoblox becomes part of a larger organization; (ii) a 10% or greater reduction in the executive’s level of compensation, which will be determined based on an average of the executive officers annual “total compensation” (as defined below) for the current calendar year; unless such reduction is no greater (in percentage terms) than compensation reductions imposed on substantially all of Infoblox’s employees pursuant to a directive of the Infoblox board; (iii) a relocation of the executive’s place of employment by more than 35 miles, provided and only if such change, reduction or relocation is effected by Infoblox without the executive’s consent; or (iv) the failure of Infoblox to obtain a satisfactory agreement from any successor to assume and agree to perform the Change in Control Severance Agreement. For purposes of the foregoing, total compensation means total target cash compensation (annual base salary plus target annual cash incentives). For the executive to receive the benefits under the Change in Control Severance Agreement as a result of a resignation for good reason all of the following requirements must be satisfied: (1) the executive must provide notice to Infoblox of his or her intent to assert good reason within 90 days of the initial existence of one or more of the conditions set forth in subclauses (i) through (iv); (2) Infoblox will have 30 days from the date of such notice to remedy the condition and, if it does so, the executive may withdraw his or her resignation or may resign with no benefits; and (3) any termination of employment under this provision must occur within six (6) months of the initial existence of one or more of the conditions set forth in subclauses (i) through (iv). Should Infoblox remedy the condition as set forth above and then one or more of the conditions arises again within twelve (12) months following the occurrence of a change in control, the executive may assert good reason again subject to all of the conditions set forth herein.

Performance Cash Bonus.

Under his offer letter dated November 19, 2015, Mr. Moorjani is entitled to receive a performance bonus of $200,000 upon the one-year anniversary of his start date (such one year anniversary, January 4, 2017), subject to his continued employment through such anniversary and his achievement of the performance metrics applicable to such bonus. Under the Merger Agreement, Infoblox may pay this performance bonus prior to the Effective Time (and prior to the first year anniversary of Mr. Moorjani’s start date) and Infoblox may deem the performance metrics applicable to the performance bonus earned. Infoblox does not currently intend to pay this performance bonus prior to the one year anniversary of Mr. Moorjani’s start date but may deem the performance metrics to have been satisfied.

Infoblox MSUs.

In September 2015, Infoblox granted the executive officers Infoblox MSUs. The target shares of Infoblox common stock underlying these Infoblox MSUs are earned in three annual installments over three performance periods described below, based on the number of shares eligible to be earned each year multiplied by the “performance multiplier” as in effect for each performance period and, subject to the executive’s continued employment through the end of each applicable performance period. There are three performance periods applicable to these Infoblox MSUs: (i) the first performance period ran from August 1, 2015 through July 31, 2016 and has already been completed and any Infoblox MSUs that vested based on Infoblox’s performance over such performance period have already settled, (ii) the second performance period began on August 1, 2015 and ends on July 31, 2017, and (iii) the third performance period began on August 1, 2015 and ends on July 31, 2018. In the second performance period, up to one-third of the target shares are eligible to be earned and in the third performance period, up to the maximum number of target shares, less any shares that were earned in prior performance periods, are eligible to be earned.

Pursuant to the terms of the applicable Infoblox MSU award agreements, if a “corporate transaction” (as defined in the 2012 Plan) occurs before the last day of an applicable performance period, the Compensation Committee will certify in writing, within 30 days of the consummation of such corporate transaction, the extent to which the Infoblox MSUs with respect to such performance periods are earned based on the achievement of the performance measure over adjusted performance periods that end on the day immediately preceding the closing date of the corporate transaction.

The consummation of the Transactions will constitute a corporate transaction under the Infoblox MSU award agreements.

The number of Infoblox MSUs that will be earned in connection with a corporate transaction will be equal to the excess, if any, of (i) the product of (A) the target number of shares of Infoblox common stock underlying the Infoblox MSU and (B) the performance multiplier for the adjusted performance period over (ii) the number of Infoblox MSUs that have already been earned for completed performance periods. This Schedule 14D-9 assumes that performance levels will be met at target for purposes of which MSUs will be earned at the Effective Time, however, actual performance may be more or less than target.

Any Infoblox MSUs that are not so earned will be forfeited upon the close of the corporate transaction. Any Infoblox MSUs that are so earned will become vested on pro-rata basis based on the number of days in the adjusted performance period over the number of days in the original applicable performance period. Subject to the following paragraph, any unvested earned Infoblox MSUs that are to be assumed in the corporate transaction will be converted into time-based units following the closing of the corporate transaction and will vest in equal installments at the end of any remaining performance periods, subject to the executive’s continued employment through each applicable vesting date.

As described above in the section entitled “—Arrangements with Current Executive Officers and Directors of Infoblox—Effect of the Offer and the Merger Agreement on Infoblox Compensatory Awards and the ESPP—Infoblox Compensatory Awards”, under the terms of the Merger Agreement, the unvested Infoblox MSUs will be subject to additional vesting under the terms of the Merger Agreement in an amount equal to the excess, if any, of (i) 50% of the earned Infoblox MSUs held by each holder immediately prior to the Effective Time over (ii) such holder’s vested Infoblox MSUs held immediately prior to the Effective Time. Any unvested Infoblox MSUs that remain after taking into account the additional vesting will be converted into Cash Replacement MSUs, which Cash Replacement MSUs will vest in equal installments at the end of any remaining performance periods, subject to the executive’s continued employment through each applicable vesting date.

The Infoblox MSU award agreements provide that the Infoblox MSUs will be subject to any acceleration of vesting set forth in a Change in Control Severance Agreement and therefore, upon a Qualifying Termination of Employment, the executive officers will, subject to their execution and non-revocation of a release of claims in favor of the Company, receive full acceleration of the Cash Replacement MSUs.

Agreements or Arrangements with Directors of Infoblox

The Company’s Director Equity Policy provides that, in the event of a “Change in Control,” each non-employee director’s Infoblox Options and Infoblox RSUs will accelerate and fully vest. For purposes of the Infoblox Director Equity Policy, “Change in Control” has the meaning ascribed to it in the 2003 Plan and the 2012 Plan, for Infoblox Compensatory Awards.

The consummation of the Transactions will constitute a “Change in Control” under the Director Equity Policy.

Effect of Merger Agreement on Employee Benefits

With respect to any “employee benefit plan” (as defined in Section (3)(3) of the Employee Retirement Income Security Act of 1974, as amended) maintained by Parent or any of its Subsidiaries in which any director, officer or employee of Infoblox (the “Company Employees”) will participate effective as of or after the Effective Time (collectively, “New Plans”), subject to applicable Laws, Parent will recognize all service of the Company Employees with Infoblox that is reflected in the books and records of Infoblox, as the case may be, for vesting, eligibility and level of benefits purposes (but not for accrual purposes, except for vacation and severance) in any New Plan in which such Company Employees will be eligible to participate after the Effective Time, in each case except to the extent that recognizing such service would result in a duplication of benefits. To the extent any

Company Employee participates in a New Plan that is a health and/or welfare plan or arrangement of Parent or any of its Subsidiaries following the Closing Date (a “Parent Welfare Plan”), Parent and any of its Subsidiaries will, to the extent permitted by applicable law and any insurer or service provider under the applicable Parent Welfare Plan, cause all (i) pre-existing condition limitations which otherwise would be applicable to such Company Employee and his or her covered dependents to be waived to the extent satisfied under the Infoblox “employee benefit plan” (“Company Benefit Plan”) comparable to such Parent Welfare Plan immediately prior to the Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan, (ii) participation waiting periods under each Parent Welfare Plan that would otherwise be applicable to such Company Employee to be waived to the same extent waived or satisfied under the Company Benefit Plan comparable to such Parent Welfare Plan immediately prior to the Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan and (iii) co-payments and deductibles paid by Company Employees in the plan year in which the Effective Time occurs to be credited for purposes of satisfying any applicable deductible or out of pocket requirement under any such Parent Welfare Plan. In addition, to the extent that any Company Employee has begun a course of treatment with a physician or other service provider who is considered “in network” under a Company Benefit Plan and such course of treatment is not completed prior to the Closing, Parent will use reasonable efforts to arrange for transition care, whereby such Company Employee may complete the applicable course of treatment with the pre-Closing physician or other service provider at “in network” rates.

For any Company Employee that remains an employee of Infoblox or the Surviving Corporation, or any of their respective Subsidiaries or Affiliates (each a “Continuing Employee”), Parent will, and will cause the Surviving Corporation to, for a period ending on the earlier of (x) the date that is 12 months following the Effective Time and (y) December 31, 2017, provide for (i) at least the same level of base salary or base hourly wage levels, if applicable, that were provided to such Continuing Employees immediately prior to the Effective Time, (ii) cash incentive compensation opportunities that are at least equal (including with respect to individual target bonus levels) to that provided to such Continuing Employees immediately prior to the Effective Time, (iii) employee benefits (other than equity-based awards, defined benefit, and non-qualified arrangements) that are substantially equivalent in the aggregate to the employee benefits (other than equity-based awards, defined benefit and non-qualified arrangements) provided to such Continuing Employees immediately prior to the Effective Time, or otherwise as required by applicable Law and (iv) and upon a termination without cause of a Continuing Employee, severance benefits that are no less favorable than those that would have been provided to each such Continuing Employee under the applicable severance benefit plans, programs, policies or arrangements as in effect immediately prior to the Effective Time. Parent will also cause each employee of Infoblox or any of its Subsidiaries who participate in the 2017 annual bonus or incentive plan as of immediately prior to the Closing Date to be paid a bonus in respect of the fiscal year ending July 31, 2017 in accordance with the terms of the plan as in effect on the Closing Date.

Prior to the Effective Time, Infoblox will take such actions as Parent may reasonably request so as to enable the Surviving Corporation to effect such actions relating to the 401(k) plan of Infoblox (the “401(k) Plan”) and any Company Benefit Plan that is subject to Section 409A of the Code as Parent may deem necessary or appropriate, including amending and/or terminating the 401(k) Plan or any such other plan prior to the Effective Time.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Infoblox’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Infoblox for a period of time following the Effective Time. Such indemnification and insurance coverage is further described in the section captioned “—Arrangements with Current Executive Officers and Directors of Infoblox—Effect of the Merger on Director and Officer Indemnification and Insurance.”

Golden Parachute Compensation

Background

In this Schedule 14D-9, Infoblox is required to disclose any agreement or understanding, whether written or unwritten, between Infoblox’s named executive officers (Messrs. Andersen, Moorjani, Fulton, Gupta and Garg) and Infoblox or Vista Fund VI concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Transactions. Infoblox has entered into the Change in Control Severance Agreements and award agreements evidencing the Infoblox MSUs, each of which provide for change in control benefits to the named executive officers. The terms and conditions of these agreements are described under the sections entitled “Agreements or Arrangements with Executive Officers of Infoblox” and such descriptions are incorporated herein by reference. As noted above, Remo Canessa and Thorsten Freitag were each a named executive officer of Infoblox for the fiscal year ending July 31, 2016. Mr. Canessa resigned as Chief Financial Officer on January 4, 2016 and continued to provide services to the Company until April 4, 2016, at which point his service to the Company terminated. Mr. Freitag resigned as Executive Vice President, Worldwide Field Operations on April 5, 2016 and continued to provide transition assistance to Infoblox until his termination of employment on June 15, 2016. Messrs. Canessa and Freitag do not hold any Infoblox equity awards and are not entitled to any benefits as part of the Transactions, other than with respect to any shares of common stock which they may hold.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of Infoblox that is based upon or otherwise related to the Transactions.

For purposes of calculating the potential payments set forth in the table below, Infoblox has assumed (1) that the Effective Time occurs on November 7, 2016; (2) that each named executive officer terminates his employment with Infoblox triggering severance payments and benefits on the Effective Time; (3) that the performance metrics applicable to the Infoblox MSUs will be achieved at the target level (100%) for the adjusted performance period ending on the Effective Time; (4) that pursuant to the Change in Control Severance Agreements, 100% of the unvested portion of the Cash Replacement RSUs and Cash Replacement MSUs held by each named executive officer accelerates and vests in connection with the termination of his employment; and (5) that each executive officer’s equity awards held on September 30, 2016 will equal the number of equity awards held by such executive officers on the closing of the Merger. For additional details regarding the terms of the payments quantified below, see the section captioned “—Agreements or Arrangements with Executive Officers of Infoblox” and the section captioned “—Infoblox Compensatory Awards.” The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.

Name	Cash ($)(1)	Equity (Single Trigger)($)(2)	Equity (Double Trigger) ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursements (5)	Other ($)(6)	Total ($)(7)
Jesper Andersen	$1,732,500	$5,161,750	$3,683,500	—	—	—	$10,577,750
Janesh Moorjani	$688,000	$1,987,500	$1,987,500	$24,627	—	$200,000	$4,887,627
Scott J. Fulton	$510,000	$1,980,538	$1,663,988	$24,627	—	—	$4,179,153
Ashish Gupta	$510,000	$1,126,250	$1,126,250	$29,670	—	—	$2,792,170
Atul Garg	$480,000	$1,325,000	$1,325,000	$23,158	—	—	$3,153,158
Remo Canessa(8)	—	—	—	—	—	—	—
Thorsten Freitag(9)	—	—	—	—	—	—	—

(1)

Cash. Represents the value of the cash severance payments payable under the applicable named executive officer’s Change in Control Severance Agreement, as described above in the section entitled “—Severance Agreements” beginning on page 9 of this Schedule 14D-9. The severance amounts in this column are all “double trigger” in nature, which means that payment of these amounts is conditioned upon a Qualifying Termination of Employment. The amounts included in the column above were calculated based on the named executive officer’s base salary as in effect on September 30, 2016 ($550,000 for Mr. Andersen, $430,000 for Mr. Moorjani, $340,000 for Mr. Fulton. $340,000 for Mr. Gupta and $320,000 for Mr. Garg) and the named executive officer’s current target annual bonus amount ($605,000 for Mr. Andersen, $258,000 for Mr. Moorjani, $170,000 for Mr. Fulton, $170,000 for Mr. Gupta and $160,000 for Mr. Garg)).

(2)	Equity – Single Trigger. Represents the aggregate payments to be made in respect of unvested Options (for which the exercise price is less than $26.50), unvested Infoblox RSUs (other than the Cash Replacement RSUs) and unvested and Infoblox MSUs (other than the Cash Replacement MSUs) that are being cashed out as part of the Transactions. Treatment of all such awards in the Transactions is described in greater detail above in the section entitled “—Effect of the Offer and the Merger Agreement on Infoblox Compensatory Awards and the ESPP” beginning on page 6 of this Schedule 14D-9. The consideration for unvested Options is equal to (i) the number of shares of Infoblox common stock subject to such Option multiplied by (ii) $26.50 minus the applicable exercise price of the Option. The consideration for unvested Infoblox RSUs (other than the Cash Replacement RSUs) and unvested Infoblox MSUs (other than the Cash Replacement MSUs) is equal to (i) the number of shares of Infoblox common stock subject to such Infoblox RSUs or the number of shares of Infoblox common stock subject to unvested MSUs that are expected to vest in connection with the Transactions (as described above in the section entitled “—Effect of the Offer and the Merger Agreement on Infoblox Compensatory Awards and the ESPP” beginning on page 6 of this Schedule 14D-9) multiplied by (ii) $26.50. Amounts included in this column are all “single trigger” in nature, which means that payment is conditioned solely upon consummation of the Transactions.

The estimated number of shares subject to unvested Options, unvested Infoblox RSUs (other than the Cash Replacement RSUs) and the unvested MSUs (other than the Cash Replacement MSUs) that will accelerate upon the closing and the cash payments associated with such awards are quantified for each named executive officer in the table below and are calculated based on outstanding equity awards held as of September 30, 2016.

Name	Option Shares (#)	Option Value ($)	RSUs (#)	Value of RSUs ($)	MSUs (#)	Value of MSUs ($)	Total Value ($)
Jesper Andersen	168,750	$1,478,250	106,250	$2,815,625	32,750	$867,875	$5,161,750
Janesh Moorjani	—	—	75,000	$1,987,500	—	—	1,987,500
Scott J. Fulton	25,000	$316,550	51,875	$1,374,687	10,917	$289,301	$1,980,538
Ashish Gupta	—	—	42,500	$1,126,250	—	—	$1,126,250
Atul Garg	—	—	50,000	$1,325,000	—	—	$1,325,000

(3)	Equity – Double Trigger. This amount represents the aggregate value of Cash Replacement RSUs and Cash Replacement MSUs that will retain the pre-transaction terms and conditions relating to vesting as described in greater detail above in the section entitled “—Infoblox Compensatory Awards” and as quantified in “Value of Cash Replacement RSUs” and “Value of Cash Replacement MSUs” columns in the section entitled “—Table of Equity Related Payments”. Although such Cash Replacement RSUs and Cash Replacement MSUs will not vest as a result of the Transactions, they would vest if the named executive officer experienced a Qualifying Termination of Employment as described in greater detail above in the section entitled “—Severance Agreements” beginning on page 9 of this Schedule 14D-9 and the section entitled “—Infoblox MSUs” beginning on page 11 of this Schedule 14D-9. These amounts are “double trigger” in nature.

(4)	Perquisites/Benefits. This amount equals the estimated value of the “double-trigger” COBRA payments to which each named executive officer may become entitled under his Change in Control Severance Agreement as described in greater detail above in the section entitled “—Severance Agreements” beginning on page 9 of this Schedule 14D-9. Mr. Andersen has lifetime health coverage through a prior employer and he does not participate in the health plans of Infoblox.

(5)	Tax Reimbursement. Infoblox does not provide tax reimbursement benefits to any of its named executive officers.

(6)	Other. Represents the performance bonus that Mr. Moorjani may receive prior to the Effective Time as described in greater detail above in the section entitled “—Performance Cash Bonus.” Infoblox does not currently intend to pay this performance bonus prior to the one year anniversary of Mr. Moorjani’s start date.

(7)

As noted above, pursuant to their Change in Control Severance Agreements, in the event that any payments to the named executive officers would be subject to the excise tax imposed by Section 4999 of the Code (as a result of such payments being classified as parachute payments under Section 280G of the Code), then such executive officer will receive such payment as would result in the greater of (i) the total transaction-based benefits payable to the executive minus the 20% excise tax imposed by Section 4999 of the Code (i.e., paid by the relevant executive officer) or (ii) the total transaction-based benefits minus the amount necessary to avoid the 20% excise tax imposed by Section 4999 of the Code. The total amounts do not reflect these reductions or any other reductions to “parachute payments” under Section 280G that may be economically beneficial to executives and Infoblox in order to avoid the excise tax imposed on individuals receiving excess parachute payments under Sections 280G and 4999 of the Code. A definitive analysis will depend on the Effective Time, the date of termination (if any) of the named executive officer and certain other assumptions used in the calculation.

(8)	Mr. Canessa resigned as Chief Financial Officer on January 4, 2016 and continued to provide services to the Company until April 4, 2016, at which point his service to the Company terminated. Mr. Canessa does not hold any equity awards and is not entitled to any benefits as part of the Transactions, other than with respect to any shares of common stock which he may hold.

(9)	Mr. Freitag resigned as Executive Vice President, Worldwide Field Operations on April 5, 2016 and continued to provide transition assistance to Infoblox until his termination of employment on June 15, 2016. Mr. Freitag does not hold any equity awards and is not entitled to any benefits as part of the Transactions, other than with respect to any shares of common stock which he may hold.

Effect of the Merger on Director and Officer Indemnification and Insurance

Pursuant to the Merger Agreement, for a period of six years after the Effective Time, the Surviving Company will maintain directors’and officers’ liability insurance covering the Company, its Subsidiaries and such persons currently covered by Infoblox’s directors’ and officers’ liability insurance policy in their capacity as directors, officers and/or employees on terms with respect to coverage no less favorable in the aggregate than those of such policy in effect on the date of the Merger Agreement with a cost not to exceed 300% of the last annual premium paid by the Company and its Subsidiaries prior to the Agreement Date (the “Maximum Amount”). If costs for such insurance would at any time exceed the Maximum Amount, then the Surviving Corporation will maintain the broadest directors’ and officers’ liability insurance coverage as may be obtained for the Maximum Amount.

Pursuant to the Merger Agreement, for a period of six years after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, indemnify and hold harmless each of Infoblox’s and its Subsidiaries’ respective present or former directors and officers to the same extent such persons are indemnified as of the date of the Merger Agreement by the Company pursuant to applicable law, the Company’s current certificate of incorporation, the Company’s bylaws and the applicable indemnification agreements in existence on the date of the Merger Agreement and the comparable documents of its Subsidiaries (the “D&O Indemnification Agreements”), arising out of acts or omissions in their capacity as directors, officers or employees of the Company and its Subsidiaries occurring at or prior to the Effective Time. For a period of six years from and after the Effective Time, to the extent permitted by applicable law, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors, officers and, to the extent applicable under the Company’s bylaws, employees of the Company for periods at or prior to the Effective Time than are currently set forth in the Company’s current certificate of incorporation and the Company’s current bylaws. To the extent permitted by applicable law, the D&O Indemnification Agreements shall continue in full force and effect in accordance with their terms following the Effective Time.

Section 16 Matters

As permitted by the Merger Agreement, the Board (or an appropriate committee thereof) will adopt a resolution in connection with the closing of the Transactions so that the disposition of Infoblox common stock, Options and common stock acquired on the vesting of Infoblox RSUs or Infoblox MSUs pursuant to the Merger Agreement by any officer or director of Infoblox who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction for the purposes of Section 16 of the Exchange Act.

Item 4. The Solicitation or Recommendation

Recommendation of the Board

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Infoblox management and its legal and financial advisors, on September 16, 2016, the Board, among other things, unanimously (1) determined that the Offer, the Merger and the Transactions, taken together, are on the terms that are fair to, advisable and in the best interests of Infoblox and its stockholders (other than Parent and its Subsidiaries); (2) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other Transactions, (3) resolved to recommend that the Company’s stockholders (other than Parent and its Subsidiaries) accept the Offer and tender their Shares to Merger Sub pursuant to the Offer; and (4) to the extent permitted by applicable law, resolved to elect that any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws or regulations (including Section 203 of the DGCL) of any jurisdiction that purports to be applicable to the Company, Parent, the Surviving Corporation, Merger Sub, the Transactions, or the Merger Agreement, shall not be applicable to the Company, Parent, the Surviving Corporation, Merger Sub, the Transactions or the Merger Agreement.

For the reasons described below, the Board unanimously recommends that Infoblox’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under the caption “—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Merger.”

A copy of the press release issued by Infoblox, dated September 19, 2016, announcing the execution of the Merger Agreement is filed as Exhibit (a)(1)(F) and is incorporated herein by reference.

A copy of the press release of Infoblox and Vista Equity Partners Fund VI, L.P. announcing the launch of the Offer, dated October 7, 2016 is filed as Exhibit (a)(1)(H) and is incorporated herein by reference.

Background of the Merger Agreement; Reasons for Recommendation

Background of the Merger Agreement

The Board, together with Infoblox’s management and with the assistance of Infoblox’s advisors, has from time to time reviewed and considered various strategic and other opportunities available to Infoblox, potential operational changes and other ways to enhance stockholder value. These reviews have included discussions as to whether the continued execution of Infoblox’s strategy as a stand-alone company (including strategies to return capital to stockholders) or the possible sale of Infoblox to a third party offered the best avenue to enhance stockholder value, and the potential benefits and risks of any such course of action. During the period since Infoblox’s initial public offering in 2012 and prior to the contacts described below and the process that resulted in Infoblox’s entry into the Merger Agreement, Infoblox has received unsolicited inquiries from, and engaged in informal communications with, various third parties who have expressed interest in a potential transaction with Infoblox. However, none of these prior discussions led to any proposal resulting in further action. In addition, Infoblox received unsolicited communications from stockholders from time to time, including a communication from an affiliate of Vista Equity Partners on September 15, 2015, in which the affiliate of Vista made certain suggestions for Infoblox’s long-term growth strategy.

On April 22, 2016, Starboard Value LP (“Starboard”) and its affiliates filed with the SEC a statement on Schedule 13D disclosing that Starboard and its affiliates had acquired beneficial ownership of 7.1% of Infoblox’s outstanding common stock. Starboard stated in its Schedule 13D filing that Starboard and its affiliates had purchased shares of Infoblox’s outstanding common stock based on their belief that shares of Infoblox’s common stock, when purchased, were undervalued and represented an attractive investment opportunity.

Following Starboard’s 13D filing, the Company’s management met with representatives of several investment banking firms to discuss retaining one of the firms as strategic advisor to the Company with respect to certain stockholder relations matters and other strategic advice. Following these discussions, the Company’s management recommended to the Board that the Company retain Morgan Stanley & Co. LLC (“Morgan Stanley”) in this capacity, based on Morgan Stanley’s qualifications, experience, expertise and its familiarity with the Company and its industry.

On April 28, 2016, the Company’s chief executive officer, Mr. Jesper Andersen, and the Company’s chief financial officer, Mr. Janesh Moorjani, met with representatives of a private equity firm (“Party A”) at Party A’s request, at which time Party A made an unsolicited preliminary non-binding indication of interest to acquire 100% of the outstanding common stock of Infoblox for $21.00 per share (“Party A Initial Offer”). The Party A Initial Offer was based on public information available at the time, and was subject to satisfactory due diligence by Party A and the receipt of debt financing.

On May 8, 2016, the Board held a special meeting and discussed, among other things, the Company’s results for the third quarter of fiscal 2016, which were lower than prior publicly-announced guidance with respect to revenue, as well as the updated forecast for the fourth quarter of fiscal 2016, which had been adjusted downwards by management in light of the third quarter results. The Board also discussed the preparation of the Company’s operating plan for fiscal 2017. The Board also discussed the Party A Initial Offer and Starboard’s Schedule 13D filing. Representatives of Fenwick & West LLP, legal counsel to the Company (“Fenwick & West”), attended this meeting and led a discussion with the Board about its fiduciary duties in respect of, among other things, the Party A Initial Offer. Also at this meeting, the Board approved the engagement of Morgan Stanley as the Company’s strategic advisor in connection with certain stockholder relations matters and Morgan Stanley was so engaged on May 12, 2016. The Board instructed management to work with the representatives of Morgan Stanley as Morgan Stanley performed valuation analyses of the Company.

On May 9, 2016, Infoblox announced its preliminary results for the third quarter of fiscal 2016, which reflected revenue that was lower than prior publicly-announced guidance. In addition, Infoblox announced updated guidance for its fiscal 2016 revenue, which was lower than prior publicly-announced guidance, and its fiscal 2016 non-GAAP operating margin, which was within the prior publicly-announced guidance range.

After the close of trading on May 11, 2016, a news outlet published an article stating that a private equity firm had made an offer to acquire Infoblox (the “May Article”). Infoblox’s share price increased approximately 24% in one day from a closing price of $15.31 on May 11 to a closing price of $19.04 per share on May 12. Shortly after the publication of the May Article, five financial sponsors, including Vista, contacted the Company to indicate interest in exploring a potential transaction with the Company but no formal proposals were made. Four additional financial sponsors made similar inquiries in the following six weeks.

On May 16, 2016, Mr. Andersen and Ms. Renee Lyall, Senior Director of Investor Relations for the Company, had a call with representatives of Starboard at Starboard’s request. During the call, the representatives of Starboard encouraged Mr. Andersen to consider favorably an acquisition proposal that valued Infoblox at an appropriate valuation.

On May 18, 2016, the Board held a telephonic meeting attended by members of management and representatives of Morgan Stanley and Fenwick & West, at which the Board provided guidance to management with respect to the preparation of the Company’s operating plan for fiscal 2017 and discussed the preparation of projections for the five-year period from fiscal 2017 through fiscal 2021 (the “five-year projections”), including a set of risk-adjusted projections for the same five-year period reflecting greater consideration of the risks to the achievement of the Company’s revenue goals. At this meeting, Mr. Andersen also updated the Board on the inquiries received from financial sponsors in the days since the May Article.

On May 24, 2016 the Board met, together with members of management and representatives of Morgan Stanley and Fenwick & West. At this meeting, management presented a proposed operating plan for fiscal 2017 and the five-year projections, as more fully described below under the heading “—Certain Unaudited Prospective Financial Information of the Company” as Infoblox’s base projections (the “base projections”), as well as risk-adjusted projections for the same five-year period that assumed a slower rate of growth than the base projections, as more fully described below under the heading “—Certain Unaudited Prospective Financial Information of the Company” as Infoblox’s risk-adjusted projections (the “risk-adjusted projections”). The base projections assumed a successful execution of the Company’s transition from a business model primarily based on product sales to one that includes substantial revenue from subscription-based offerings. In addition, the base projections assumed that the Company would succeed in its initiative to develop new cloud-based and security services and assumed market acceptance of these services. The risk-adjusted projections took into greater consideration the risks involved in the growth of the subscription-based business model and in developing and achieving market acceptance for these new, unproven services, as well as other execution risks, industry risks and macroeconomic risks. The Board discussed the base projections and risk-adjusted projections, including these assumptions and risks. Following this discussion, the Board approved the fiscal 2017 operating plan subject to update in August 2016 once the results for the fourth quarter of fiscal 2016 were known. Representatives of Morgan Stanley discussed with the Board a detailed review of market valuation perspectives and, based on the base projections, the risk-adjusted projections and certain financial projections based on Wall Street research reports, and Morgan Stanley’s preliminary perspectives regarding Infoblox’s valuation based on, among other things, an initial review of comparable companies, precedent transactions, discounted equity and discounted cash flow (including a sensitivity analysis), and discussed with the Board the methodologies used in the preliminary analyses. In addition, representatives of Morgan Stanley and management discussed with the Board potential strategic alternatives for the Company, including a potential sale process and a return of capital to stockholders. Representatives of Fenwick & West reviewed with the Board its fiduciary duties in connection with exploring strategic alternatives, including a potential sale process. Following discussions with Morgan Stanley and Fenwick & West, the Board determined that it would not authorize the commencement of a sale process at that time, but would continue to monitor and evaluate both the desirability of doing so and of continuing to pursue the Company’s stand-alone plan. In addition, the Board determined to increase the Company’s existing stock repurchase authorization by $150 million. The Board also reviewed measures that could be taken to reduce costs across all functions of Infoblox, and directed management to develop a restructuring plan (the “Restructuring Plan”) for consideration and approval by the Audit Committee of the Board (the “Audit Committee”). Furthermore, the Board directed Mr. Andersen to inform Party A that the Board was continuing to evaluate the Party A Initial Offer. On May 31, 2016, Mr. Andersen spoke with a representative of Party A to convey this message.

On May 25, 2016, Infoblox announced its final financial results for the third quarter of fiscal 2016, and provided guidance for the fourth quarter of its fiscal 2016 and its fiscal 2016 net revenue and non-GAAP operating margin consistent with its prior guidance ranges announced on May 9, 2016. In addition, Infoblox announced its overall planning assumptions for fiscal 2017, including assumptions for revenue growth, non-GAAP operating margins for the full year and the exit rate in the fourth quarter of fiscal 2017, and implementation of a comprehensive cost-reduction plan to achieve the non-GAAP operating margins.

On June 3, 2016, the Board met with management to discuss recent developments, including the discussions with Party A and the status of preparation of the Restructuring Plan.

On June 9, 2016, Starboard sent a private letter to the Board stating that Starboard remained open to discussing a revised stand-alone plan with Infoblox that would result in value creation for the benefit of all Infoblox stockholders, but that Starboard believed the Board should also be exploring a sale of the Company concurrently so that both outcomes could be compared and the best risk-adjusted solution for Infoblox stockholders could be pursued.

On June 14, 2016, the Audit Committee approved the Restructuring Plan, which Infoblox announced on June 16, 2016.

On June 28, 2016, the Board met, together with members of management and representatives of Morgan Stanley and Fenwick & West. At this meeting, management presented base projections that had been revised to reflect a reduction to projected bookings (which reduction did not affect the revenue projections). The Board discussed potential strategic alternatives for the Company with representatives of Morgan Stanley. The representatives of Morgan Stanley also reviewed with the Board updated preliminary valuation analyses of the Company based on the base projections and the risk-adjusted projections. In addition, representatives of Morgan Stanley discussed with the Board a potential process to explore third-party interest in an acquisition of the Company, including a discussion of the parties who had contacted the Company or Morgan Stanley to express interest in a potential transaction. The Board then discussed the base projections and the risk-adjusted projections as well as the potential strategic alternatives available to Infoblox, including the relative value that might be obtained from each alternative for the Company’s stockholders.

On July 14, 2016, the Board met, together with representatives of Morgan Stanley and Fenwick & West. At this meeting, the Board and representatives of Morgan Stanley discussed the process that could be followed to assess the potential interest of third parties in acquiring the Company, the parties that could be contacted as part of that process and the timing and breadth of such outreach and the expected timeline for such process. In particular, the Board considered which third parties had previously expressed interest and had access to capital, and the likelihood and ability of the parties to consummate a transaction. Following such discussion, the Board directed Morgan Stanley to initially contact six strategic entities and 15-20 financial sponsors which were identified as being the most likely buyers, and which included Vista and Party A, to explore their potential interest in an acquisition of Infoblox and to ascertain whether there could be a potential transaction that would generate greater value for stockholders than the Board expected the Company would be able to achieve on a stand-alone basis. Representatives of Fenwick & West discussed with the Board its fiduciary duties with respect to this process. The Board also determined at this meeting, based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the Company’s industry and its knowledge of the business and affairs of the Company, to engage Morgan Stanley as the Company’s financial advisor to explore strategic alternatives, including a potential sale of all or a majority of the equity securities or assets of Infoblox. The Company formally engaged Morgan Stanley in such capacity on August 3, 2016.

From August 5, 2016 to August 16, 2016, Morgan Stanley reached out to the six strategic entities and 15 financial sponsors as directed by the Board regarding a potential acquisition of Infoblox. Morgan Stanley reached out to one additional financial sponsor on August 22, 2016. Following these initial discussions, two of the strategic entities and 11 of the financial sponsors expressed interest in evaluating a potential transaction with the Company. From August 11, 2016 to September 1, 2016, Infoblox negotiated and entered into confidentiality agreements with these two strategic entities and 11 financial sponsors (including Vista and Party A). Each of the confidentiality agreements contained customary “standstill” provisions expressly permitting private communications and offers to be made to the Board or the Company’s chief executive officer (except for the confidentiality agreement entered into with one of the strategic entities, which did not include any standstill provision).

During the period between August 11, 2016 and September 2, 2016, representatives of each of the 13 parties that had entered into a confidentiality agreement with Infoblox attended separate meetings with Infoblox management. During this period, 11 parties (each of whom was a financial sponsor) expressed interest in conducting due diligence and were provided access to an electronic dataroom that contained certain financial and business due diligence information, including the base projections but not the risk-adjusted projections. Included in the parties that engaged in such further diligence was Vista, as well as Party A, Party B, Party C and Party D (each, as defined below). In addition, several of the parties, including Vista and Party A, requested and participated in follow-up calls with Infoblox’s management.

Between August 23, 2016 and August 25, 2016, representatives of Morgan Stanley invited each of the 11 financial sponsors to submit an initial indication of interest by 5:00 pm Pacific time on August 30, 2016, consistent with the timeline discussed with the Board at the July 14, 2016 meeting. During this period, representatives of Morgan Stanley continued outreach to the two strategic entities that had initially expressed interest in a potential transaction and indicated that the Company planned to conclude its sale process by the end of September. One of the strategic entities expressly declined to participate in the process further after attending the initial management presentation, and the other strategic entity, after a brief follow-up call, did not express interest in any further discussions or follow-up after the initial meeting despite the outreach by Morgan Stanley. As a result, neither of the strategic entities were provided access to any projections or to the due diligence materials in the electronic dataroom.

On August 30, 2016, the Board met, together with members of management and representatives of Morgan Stanley and Fenwick & West. At this meeting, management described the results of the fourth quarter of fiscal 2016 and reviewed a proposed earnings press release with the Board. Following this discussion, the Board approved an update to the previously-approved fiscal 2017 operating plan that reduced the revenue projections for fiscal 2017 from $380 million to $370 million and projected reduced non-GAAP operating income from $64 million to $63 million, which reflected management’s updated views of the expected financial performance of the Company. Representatives of Morgan Stanley provided an update on the process of assessing the interest of third parties in an acquisition of Infoblox.

Later in the day on August 30, 2016, Morgan Stanley received on behalf of the Company indications of interest from five financial sponsors for the acquisition of Infoblox at potential prices ranging from “market price” to $28.00 per share in cash. Vista submitted an indication of interest at a price of $24.00 per share. A potential bidder (“Party B”) submitted an indication of interest in the range of $26.00-28.00 per share, and another potential bidder (“Party C”) submitted an indication of interest in the range of $22.00-$23.00 per share. The other two bidders submitted indications of interest at a lower valuation: in the case of one bidder (“Party D”) at a range of $21.00-23.00 per share and in the case of the other bidder, “at or near the current trading price” (which, as of the close of business on August 30, 2016 was $20.14 per share). Prior to submitting its indication of interest, a representative of Party A called a representative of Morgan Stanley to indicate that it was going to reaffirm the prior price of $21.00 per share that had been reflected in the Party A Initial Offer. The Morgan Stanley representative informed Party A that Party A would not be invited into the second phase of the process unless Party A submitted an indication of interest with a meaningfully higher price. Following such discussion, on August 31, 2016, Party A submitted an indication of interest in the range of $23.00-$24.00 per share.

After the close of trading on August 31, 2016, Infoblox announced its final financial results for the fourth quarter of fiscal 2016 and the full fiscal year, and conducted a conference call with analysts and investors during which the Company’s management discussed the results and its outlook for fiscal 2017. Throughout the day on August 31, 2016, representatives of Morgan Stanley had discussions with potential bidders regarding whether they would be willing to increase their bid or, in the case of those who had not yet submitted a bid, if they were planning to submit a bid at all. After discussions with representatives of Morgan Stanley, Vista revised its bid to reflect a range of $24.00-$26.00 per share. In addition, Party D indicated that it would like to have at least one additional meeting with Infoblox’s management. Later in the day, members of Infoblox management and representatives of Morgan Stanley and Fenwick & West held a telephonic meeting during which representatives of Morgan Stanley provided an update on the discussions they had with various bidders throughout the day. Morgan Stanley reported that several bidders had declined to participate further in the process, including based on their assessment that they would not be able to reach a valuation that would be attractive to Infoblox in this competitive situation. That evening, a news outlet published an article stating that Infoblox had commenced a sale process.

On September 1, 2016, the Board met to review and consider, together with Infoblox’s management and representatives of Morgan Stanley and Fenwick & West, the six initial indications of interest received from the 22 identified potential bidders to date and other updates relating to the Board’s exploration of strategic alternatives. Representatives of Morgan Stanley provided a summary of each indication of interest, including the level of diligence conducted to date by each potential bidder and the ability of each such bidder to consummate a potential transaction with Infoblox. The Board observed that each of the six bidders that had submitted an indication of interest had attended an initial management presentation, had access to the limited electronic dataroom and had been given the opportunity to have follow-up calls with management. The Board also discussed with management and the representatives of Morgan Stanley and Fenwick & West the projected timeline and the possible next steps that would be taken in connection with a sale process, including communicating with the bidders, distributing a draft merger agreement, making additional due diligence materials available, requesting definitive proposals and the timeline for such a process. The representatives of Morgan Stanley also reviewed with the Board updated preliminary valuation analyses of the Company based on the base projections and the risk-adjusted projections. Representatives of Fenwick & West then provided to the Board an overview of the key terms of a draft merger agreement that would be provided to bidders invited to continue in the process. Representatives of Fenwick & West also advised the Board of its fiduciary duties in the context of the proposed terms of the merger agreement. After further discussion, the Board directed Morgan Stanley to inform the three parties that had submitted indications of interest with valuations in excess of $23.00 per share, Vista, Party A and Party B, that they would be invited to move forward in the process and to inform the three other potential bidders, including Party C and Party D, that they would not be invited to proceed unless they significantly improved their proposed valuations (though Party D was told that it would still be permitted to have the follow-up meeting with Infoblox’s management that it had requested).

Following this meeting, representatives of Morgan Stanley sent a letter to each of the three continuing bidders inviting them to submit a definitive binding proposal for an acquisition of Infoblox by 5:00 pm Pacific time on September 27, 2016. On September 2, 2016, representatives of Morgan Stanley circulated to each of the continuing bidders a draft merger agreement with a request that a markup be provided to Infoblox by 5:00 pm on September 16, 2016. Each of Vista, Party A and Party B submitted request lists for extensive additional due diligence. Over the course of the next week, Infoblox’s management held in-person meetings with each of the three remaining bidders, engaged in additional detailed due diligence sessions and provided numerous legal, financial, human resources, business, tax and operational due diligence materials to the electronic dataroom that were responsive to the bidders’ request lists. This included a meeting between Mr. Andersen and the CEO of an existing portfolio company of Party A (the “Party A Affiliate”) on September 4, 2016, and a meeting among Mr. Andersen, Mr. Moorjani and Mr. Stephen Yu, Executive Vice President and General Counsel of the Company, together with representatives of Morgan Stanley, with representatives of Party A and management of the Party A Affiliate on September 5, 2016. In addition, Infoblox’s management met on September 6, 2016 with Party D at its request, but this meeting did not result in an increased indication of interest from Party D.

On September 8, 2016, representatives of Morgan Stanley received a call from Party C stating that it was doing additional work with the goal of resubmitting its indication of interest at a higher range of $25.00 to $25.50 per share, increased from its initial range of $22.00 to $23.00 per share. The representatives of Morgan Stanley encouraged Party C to do so.

On September 11, 2016, a news outlet published an article regarding the competitive nature of the rumored Infoblox sale and stating that one bidder was moving quickly to submit a final bid ahead of the original timeline. That evening, Party A submitted a markup of the draft merger agreement.

On September 12, 2016, representatives of Morgan Stanley made calls to Party A, Vista and Party B. Party A reaffirmed its interest in a potential acquisition of Infoblox and requested that Infoblox respond quickly to its markup of the draft merger agreement. Vista advised representatives of Morgan Stanley that it would send Infoblox a firm offer in advance of the timeline and as early as September 13, 2016, which offer would include a very short timeframe for acceptance by Infoblox and would state that Vista would discontinue participation in the process if the offer were not accepted by this deadline. Citing Mr. Andersen’s travel schedule in Europe that week, representatives of Morgan Stanley advised Vista to delay sending the offer until Mr. Richard L. Belluzzo, chairman of the Board, and Mr. Andersen would be available to review it at the end of the week. Representatives of Morgan Stanley attempted to check in with Party B but their call was not returned on a timely basis. Based on this lack of response and lack of continued due diligence activity from Party B, Infoblox’s management and the representatives of Morgan Stanley became concerned that Party B had changed its position from its initial indication of interest.

On September 13, 2016, Party C submitted a revised indication of interest at $25.00 to $25.50 per share, which was conditioned on satisfactory completion of due diligence investigations by Party C. Representatives of Morgan Stanley had discussions with Party C to let them know that while Party C would be invited to join the process at such valuation, Party C would have to conduct due diligence on an accelerated timeline in order to remain competitive in light of the fact that other bidders had already done substantial due diligence and Party A and Vista had indicated to representatives of Morgan Stanley that they were preparing to submit final offers with no, or limited, due diligence conditions that week. Representatives of Morgan Stanley sent the final process letter to Party C as well as the draft merger agreement. Party C scheduled a due diligence call with Infoblox’s management team for September 16, 2016 and an in-person diligence meeting for September 19, 2016.

On September 13, 2016, representatives of Fenwick & West and counsel to Party A had a call to discuss Party A’s markup of the draft merger agreement and following such discussion, representatives of Fenwick & West sent Party A a revised draft of the merger agreement, reflecting proposed changes to resolve open issues.

On September 14, 2016, Party A delivered a letter to the Board reaffirming its continued interest in a transaction with Infoblox. In addition, Party A indicated that it was exploring potential synergies with its ownership in the Party A Affiliate and that as a result of such synergies, Party A fully expected to materially raise its offer at the appropriate time above its previous indication range. Furthermore, Party A conveyed its concern that Infoblox would truncate the sale process and indicated that while Party A would consider participating in an abbreviated process, it believed the best process to achieve the highest price would be to continue the previously described process which required bidders to submit a definitive binding proposal for an acquisition of Infoblox by 5:00 pm Pacific time on September 27, 2016. Party A expressly noted that it was not seeking a transaction with a go-shop provision nor would it participate in a go-shop process. Upon receipt of this letter, representatives of Morgan Stanley had a call with Party A, during which Party A indicated that it would require additional due diligence prior to entering into a definitive agreement.

Later that same day, Vista submitted a final bid proposal which included a markup of the draft merger agreement, a draft of its equity and debt commitment letters and fee letter and a draft of the limited guarantee. The draft merger agreement accepted the Company’s proposal of a reverse break-up fee equal to 6.5% of the Company’s implied equity value, which was higher than the fee reflected in Party A’s markup, and incrementally increased the break-up fee payable by the Company in certain circumstances from the 2.5% initially proposed by the Company to 2.75% of the Company’s implied equity value, which was lower than the fee proposed by Party A. Vista’s final bid reflected an all-cash purchase price of $25.00 per share. Vista’s final bid proposal specified that Infoblox had until 2:00 pm Pacific time on September 15, 2016 to accept its offer and stating that the offer would expire at that time if it was not accepted by the Company and also included a request for exclusivity until 2:00 pm Pacific time on September 17, 2016. Importantly, Vista’s final bid proposal specified that its offer did not require any further diligence subject to its review of the Company’s final disclosure letter. Representatives of Morgan Stanley made calls to Party A and Party B following receipt of the Vista proposal to confirm their valuation positions and timing. Party A reaffirmed its interest in pursuing an acquisition of the Company and advised representatives of Morgan Stanley that it would accelerate its timing to provide a final bid proposal by the following day. Party B reported to representatives of Morgan Stanley that it was now only prepared to proceed at a price of $23.00 - $25.00 per share, or lower, and that it required significant additional due diligence. That afternoon, a news outlet published a story specifically naming two bidders that were submitting offers ahead of the final bids being due and stating that a third unnamed private equity firm was also participating in the process.

In order to allow Party A and Vista to put forward the most complete bids possible, representatives of Fenwick & West circulated a draft of the disclosure letter to Party A and Vista overnight on September 15, 2016, setting forth the information required by the draft merger agreement (taking into account certain comments to that draft by Party A) to be disclosed to the acquirer. The draft disclosure schedule was not provided to Party B and Party C at that time because they had not indicated that they would be providing a markup of the draft merger agreement in the near term.

At 1:00 am Pacific time on September 15, 2016, Party A submitted a final bid proposal which included a draft of its equity and debt commitment letters and fee letter, as well as a draft of the limited guarantee but did not include a markup of the revised merger agreement or the disclosure letter. Party A’s final bid reflected an all-cash purchase price of $27.00 per share. Party A’s final bid proposal included a request for exclusivity until midnight Pacific time on Monday, September 19, 2016, and stated that Infoblox had until noon Pacific time on September 15, 2016 to accept the offer and agree to exclusivity or the offer would expire. Party A advised the Company that its intent was to combine Infoblox with the Party A Affiliate. While Party A stated that it had “completed all due diligence,” it specified that its final bid proposal was contingent on Party A and senior management of the Party A Affiliate having full access to management to finalize a go-forward business plan prior to entering into a definitive agreement. Representatives of Morgan Stanley spoke with Party A about this assumption and Party A explained that it needed to be comfortable that Mr. Andersen and his management team supported and agreed with Party A’s business plan for Infoblox, including by having the CEO of the Party A Affiliate meet with Mr. Anderson. Furthermore, Party A noted that the CEO of the Party A Affiliate was unavailable to meet with Mr. Andersen until Monday, September 19, 2016. Representatives of Morgan Stanley inquired whether the valuation underlying the $27.00 per share offer was based on Party A being able to realize potential synergies of a combination of Infoblox and the Party A Affiliate and whether the price would decrease if Party A determined that the combination would not be possible, if the Party A Affiliate was not supportive of the potential combination or if other information learned in the course of such discussions could result in a revised valuation. Party A did not provide representatives of Morgan Stanley with assurances that its offer would not change based on the information it learned in the course of such discussions.

Early in the morning on September 15, 2016, a representative of Morgan Stanley called Vista to inform Vista that the Board would be meeting at 7:00 am Pacific time that morning to consider recent developments in the Company’s strategic process. The Morgan Stanley representative informed Vista that its $25.00 per share offer was not the highest price that the Board would be considering and inquired whether Vista would be willing to propose a higher price for the Board’s consideration. Vista indicated that it would increase its bid to $26.00 per share, but was not willing to increase its offer further above $26.00 per share. The Morgan Stanley representative indicated to Vista that it would likely need to further improve its proposal to be competitive with the other offer the Company had received. Representatives of Morgan Stanley did not contact Party B or Party C at this time because, with respect to Party B, Party B had previously indicated that it would not be willing to proceed at a purchase price over $25.00 per share and, with respect to Party C, because it was believed that Party C was too far behind in diligence to be able to make a firm proposal within the applicable time frame and that an extension of that time frame would place at risk the proposals made by Party A and Vista.

The Board met, together with Infoblox’s management and representatives of Morgan Stanley and Fenwick & West, at 7:00 am Pacific time on September 15, 2016 to discuss the offers most recently received from Vista and Party A. Representatives of Morgan Stanley described the discussions they had overnight and in the morning with each of Vista and Party A as well as the recent communications between Party C and representatives of Morgan Stanley. The Board discussed with representatives of Morgan Stanley the higher offer from Party A and the request for additional management meetings through Monday, September 19. The Board expressed concern that there was a risk that Vista could withdraw its offer during the time these management meetings were taking place and that Party A could reduce its $27.00 per share price or withdraw its proposal following such meetings. The Board also expressed concern as to whether the $27.00 per share offer price was predicated on getting the support of the CEO of the Party A Affiliate, and absence of assurances by Party A that the CEO would provide such support or the information learned in such meetings would not impact the offer price. The Board authorized Morgan Stanley to have another conversation with Party A to understand better what it was seeking through the additional meetings and also to determine whether it would be possible to hold those meetings prior to or during the weekend to reduce potential deal risk for the Company or whether Party A would be willing to increase the price to compensate for such additional risk. The Board also agreed that it could be helpful for management and the chairman of the Board, Mr. Belluzzo, to have direct conversations with representatives of Party A regarding these concerns. With respect to Vista, the Board noted the firmness of the Vista offer, but determined that, assuming Vista would not be able to increase its purchase price above $26.00 per share, the Board could consider delaying the process until Monday, September 19 in order to determine if the higher price being offered by Party A would be available. The Board directed the representatives of Morgan Stanley to engage in further conversations with Vista to determine whether Vista would be willing to increase its offer to a price that was at or closer to $27.00 per share.

Following the Board meeting, representatives of Morgan Stanley had a number of conversations with Party A throughout the day. Mr. Andersen and Mr. Belluzzo also each separately called the representatives of Party A to assess their level of commitment to the transaction. Party A reiterated in each of these conversations that it would not be able to increase its offer price above $27.00 per share. Party A further reiterated to representatives of Morgan Stanley and Mr. Andersen that the earliest the CEO of the Party A Affiliate could meet with Mr. Andersen would be Monday, September 19 due to his travel schedule and declined to accelerate the signing of the definitive agreement prior to the time such meeting could occur. Party A continued to state to representatives of Morgan Stanley and Mr. Andersen that the meeting with the CEO of the Party A Affiliate was necessary before Party A would be in a position to execute a definitive agreement. Furthermore, Party A indicated to representatives of Morgan Stanley that its legal counsel would need time to finalize the definitive agreement, and requested a call with Infoblox’s finance team to finalize the quality of earnings report for its debt financing sources. The call with the Infoblox finance team was scheduled for the same day. Representatives of Fenwick & West reached out to Party A’s legal counsel to engage on any issues Party A had with respect to the definitive agreement, but counsel for Party A responded that it would need to consult with its client for instruction and did not engage in substantive negotiations. Additionally, despite its prior statement that it had completed due diligence, Party A expressed interest in conducting additional due diligence on September 15 and September 16, 2016 regarding the Company’s business outlook and plans.

Concurrently, representatives of Morgan Stanley had calls with Vista during which Vista indicated that it could potentially increase its price to $26.25 per share, but that it would not be able to make an offer as high as $27.00 per share. Vista proposed that it would be open to including a limited go-shop provision in the definitive agreement in light of its proposal to enter into a transaction sooner than had been contemplated by the previously indicated timeline. To reduce uncertainty for the Board, Vista indicated that it would not require exclusivity if a definitive agreement was signed on Friday, September 16, 2016 and suggested that the parties’ respective legal counsel work to finalize the definitive transaction agreements while Vista continued to work on valuation. Representatives of Fenwick & West promptly sent a revised draft of the merger agreement to counsel to Vista. That evening, representatives of Fenwick & West and counsel to Vista convened a call to negotiate open points in the draft merger agreement. Representatives of Fenwick & West proposed a 30-day go-shop period limited to parties that had submitted an indication of interest earlier in the process, with a reduced break-up fee of 1.25% of implied equity value to be paid by the Company in the event that the Company terminated the deal to enter into an alternative agreement with such a party during the go-shop period. Following such call, counsel for Vista revised the draft merger agreement overnight to reflect such negotiations and sent comments to the disclosure schedules as well. The draft agreement reflected a go-shop provision and limited break-up fee on the terms proposed by Fenwick & West, but reduced the go-shop period to the period ending at 11:59 pm on September 30, 2016 on the basis that this more closely reflected the original timeline for the final bid proposal.

On September 16, 2016, representatives of Fenwick & West and counsel for Vista continued to work to finalize the definitive transaction agreements, including the equity commitment letter and the limited guarantee. During the course of the morning, Representatives of Morgan Stanley had further discussions with both Party A and Vista and Infoblox’s management team participated on due diligence calls with Party A (with respect to the Company’s business outlook and plans) and Party C.

At 2:00 pm Pacific time on September 16, 2016, the Board met to discuss the status of the offers from each of Party A and Vista. Representatives of Morgan Stanley briefed the Board on the discussions it had with both Party A and Vista since the prior morning. With respect to Party A, the Board noted that the definitive transaction agreements could be negotiated quickly and the quality of earnings report could likely be finalized within the course of the day, but that Party A would not agree to accelerate the timing of the additional meetings with management or the Monday meeting with the CEO of the Party A Affiliate. In addition, Party A declined to move any further on price and the Board noted that Party A still had diligence questions around the Company’s business outlook and plans. The representatives of Morgan Stanley and Mr. Andersen each expressed their view that, based on the conversations with Party A over the last day and the uncertainty surrounding the purpose and goals of the additional management meetings on which any such deal was contingent and which could not take place until the following week, they believed there was significant risk that a transaction would not be effected with Party A at the proposed valuation. With respect to Vista, representatives of Morgan Stanley relayed that Vista had not formally increased its offer above $26.25. Representatives of Fenwick & West confirmed that, subject to finalizing price, the terms of the definitive transaction agreements with Vista had been agreed by both parties in all material respects and Vista would be in a position to execute a definitive agreement later that day (the “Final Agreement”). The Board considered that the delay that would be caused by complying with Party A’s request for management meetings concluding no earlier than September 19, 2016 presented a serious risk that Party A could change the terms of its offer or withdraw its offer altogether and that the Vista offer may not be available following such delay on the same terms or at all. Accordingly, the Board determined that if Vista increased its offer to $26.50 per share, it would result in an offer that would be superior to the offer by Party A when weighing value together with certainty. See below under the heading “—Recommendation of the Board of Directors and Reasons for the Merger—Reasons for the Merger”. Representatives of Fenwick & West described the key terms of the Final Agreement to the Board, including the circumstances in which the termination fee of 2.75% of implied equity value may be paid by the Company, the limited circumstances in which the reduced termination fee of 1.25% of implied equity value would apply instead and the circumstances in which Vista would have to pay a reverse breakup fee of 6.5% of implied equity value. Furthermore, representatives of Fenwick & West discussed the key conditions to the consummation of the merger and the financing structure proposed by Vista. Representatives of Fenwick & West also reviewed the Board’s fiduciary duties with respect to the matters to be approved by the Board in the meeting. Representatives of Morgan Stanley then reviewed orally with the Board their financial analyses with respect to the proposed transaction with Vista. Following this presentation, representatives of Morgan Stanley delivered to the Board its oral opinion (which was subsequently confirmed in writing dated as of September 16, 2016) that, as of the date of its opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the $26.50 in cash per share to be paid to holders of Infoblox common stock pursuant to the Final Agreement was fair from a financial point of view to such holders of shares of Infoblox common stock. Following discussion with the representatives of Morgan Stanley and Fenwick & West, as well as with management, the Board unanimously adopted and declared the advisability of the Final Agreement assuming that the purchase price could be increased to $26.50 per share without other changes to the Final Agreement, and further declared that the Final Agreement (assuming a purchase price of $26.50 per share) was in the best interests of Infoblox and its stockholders, and recommended that Infoblox’s stockholders approve the Final Agreement at such price. Additionally, the Board unanimously voted to amend Infoblox’s bylaws to adopt an exclusive Delaware forum selection bylaw, having determined that such amendment and adoption was in the best interests of Infoblox and its stockholders. Following this meeting, after representatives of Morgan Stanley requested, at the direction of the Board, that Vista increase its price to $26.50 per share, Vista communicated to representatives of Morgan Stanley that it agreed to a purchase price of $26.50 per share.

Later in the evening on September 16, 2016, the parties finalized and executed the Final Agreement, updated for a purchase price of $26.50 per share, and received executed copies of the limited guarantee, the equity commitment letter, the debt commitment letter and fee letter.

On September 17, 2016, Morgan Stanley delivered to Infoblox management a written confirmation of its financial analyses with respect to the proposed transaction with Vista, which was provided to the Board on September 19, 2016.

Over the weekend following the execution of the Merger Agreement, representatives of Morgan Stanley contacted representatives of Party A, Party B and Party C to inform them that the Merger Agreement included a “go-shop” provision and to solicit their interest in submitting an offer at a higher valuation. None of Party A,

Party B or Party C indicated to representatives of Morgan Stanley an intent to submit such a higher offer, and Party C affirmatively responded that it would not be in a position to submit a higher offer.

On the morning of September 19, 2016, prior to the opening of trading of Infoblox common stock on the NYSE, Infoblox and Vista issued a joint press release announcing the execution of the Merger Agreement.

At 11:59 pm Pacific time on September 30, 2016, the “go-shop” period expired pursuant to the terms of the Merger Agreement. Neither the Company nor any of its representatives received offers from any party during such period.

Reasons for Recommendation

In recommending that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, the Board considered the Offer, the Merger and the other Transactions, consulted with the Company’s management and its financial and legal advisors, and considered a number of factors, including the following (which are not necessarily presented in order of relative importance):

Financial Terms; Certainty of Value

•	The fact that the Offer Price consists solely of cash, which provides certainty of value and liquidity to the Company’s stockholders and does not expose them to any future risks related to the business or the financial markets generally.

•	The relationship of the Offer Price to the trading price of the Shares, including the fact that the Offer Price represents a premium of:

•	approximately 73% to the unaffected closing price of the Company’s common stock as of May 11, 2016, when media reports of interest in acquiring the Company were first published; and

•	approximately 33% to the average closing Share price over the 60 trading day period ending on September 16, 2016.

•	The Board’s assessment, based, in part, on the financial analyses Morgan Stanley reviewed with the Board, as more fully described in the section entitled “—Recommendation of the Board of Directors and Reasons for the Merger—Fairness Opinion of Morgan Stanley & Co. LLC” beginning on page 33 of this Statement, of the Company’s implied value on a stand-alone basis relative to the Offer Price.

•	The oral opinion of Morgan Stanley delivered to the Board, subsequently confirmed in writing, that as of September 16, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the $26.50 in cash per Share to be received by holders of Shares pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders of Shares, as more fully described in the section entitled “—Recommendation of the Board of Directors and Reasons for the Merger— Fairness Opinion of Morgan Stanley & Co. LLC” beginning on page 33 of this Statement.

Prospects of the Company

•	The Company’s current and historical business, financial condition, results of operations, competitive position, strategic options and prospects, as well as the Company’s long-term business plan and prospects if it were to remain an independent public company, the risks and challenges associated with remaining an independent public company, and the potential impact of those factors on the future trading price of the Company’s common stock.

•	The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (1) achieving the Company’s long-term business plan in light of the current and foreseeable business and market conditions, including the risks and uncertainties of transitioning from a business model primarily based on product sales to one that includes substantial revenue from subscription-based offerings, the challenges involved in successfully developing anticipated new products and services and achieving market acceptance for those new, unproven products and services, including cloud-based and security services and subscription-based offerings, and the need to increase sales of existing products; (2) the risks and uncertainties associated with the U.S. and global economy; (3) general stock market conditions and volatility and (4) the other risks and uncertainties identified in the Company’s filings with the SEC, including its Annual Report on Form 10-K for its year ended July 31, 2016.

•	The Board’s belief, after a comprehensive exploration of the above considerations, that the completion of the Offer and the consummation of the Transactions represent the Company’s best reasonably available alternative for maximizing stockholder value.

Active Competitive Process

•	The fact that the Company actively sought proposals from numerous other parties that it believed were logical potential buyers, as more fully described above under the heading “—Recommendation of the Board of Directors and Reasons for the Merger— Background of the Merger,” including strategic buyers and financial sponsors:

•	Representatives of the Company’s financial advisor contacted a total of 22 parties, composed of six strategic buyers and 16 financial sponsors, in an effort to obtain the best value reasonably available to stockholders.

•	The Company, in coordination with its financial advisor, conducted management presentations attended by two strategic buyers and 11 financial sponsors (including each of Vista, Party A, Party B, Party C and Party D).

•	Of these parties, the Company received initial indications of interest from six parties, of which the three proposing the highest value were selected by the Company to continue onto the next phase of the process.

•	Of those selected to proceed in the sale process, both Vista and Party A submitted complete bid packages, which packages included a mark-up of the Merger Agreement, draft equity commitment letter, draft debt commitment and fee letters and a draft limited guarantee. Each bid requested exclusivity and, by its terms, would expire on September 15, 2016, one at 12:00 pm Pacific time and the second at 2:00 pm Pacific time. Party B, on the other hand, indicated a reduction in its proposed value and did not submit a complete bid package and, although Party C did initially submit a revised indication of interest with a higher purchase price in the range of $25.00 to $25.50, neither Party C nor Party D submitted a final proposal or a complete bid package.

•	The Company responded with revised drafts of the Merger Agreement to both Vista and Party A. Vista negotiated a final definitive agreement that was ready for execution on September 16, 2016, while Party A did not engage in further negotiations with respect to the revised draft. Party A requested additional meetings with the Company’s management team and asserted that it would not be in a position to sign the definitive agreement until, at the earliest, close of business the following Monday, three calendar days after the date Vista would be ready to sign the definitive agreement. The Board considered that such delay presented a serious risk that Party A could change the terms of its offer or withdraw its offer altogether or that the Vista offer would not be available following such delay on the same terms or at all.

•	The fact that, through extensive negotiations, the Company was able to (1) increase Vista’s final bid from $25.00 per Share to $26.50 per Share and (2) obtain a limited “go-shop” provision that would allow the Company additional flexibility in the event it received a superior proposal from certain parties following signing of the Merger Agreement, including from Party A.

•	The Board’s belief that, based on negotiations and discussions with Vista, the Offer Price represented the highest price Vista was willing to pay and that Vista’s willingness to pay the Offer Price was of limited duration, and the fact that the “go-shop” provisions of the Merger Agreement allowed the Company to continue the strategic process if any other participants were interested in doing so.

•	The Board’s conclusion that, in light of (1) the perceived risk that a delay in signing the definitive agreement with Vista would jeopardize the Company’s ability to successfully consummate the transaction with Vista and (2) the substantial uncertainty regarding Party A’s proposal at its proposed valuation, the Offer Price reflected the highest per share value reasonably available as of the date of the Merger Agreement.

•	The Board’s view that the Merger Agreement (1) was the product of arm’s-length negotiations, (2) contained terms and conditions which were favorable to the Company and (3) was the result of a competitive solicitation process.

Speed and Likelihood of Consummation

•	The structure of the transaction as a two-step transaction under Section 251(h) of the DGCL, which potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which the Company’s stockholders who do not tender in the Offer will receive the same cash price per share as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business pending closing of the Merger.

•	The likelihood that the Offer and the Merger would be consummated, including that:

•	Merger Sub is required, subject to certain exceptions, to extend the Offer.

•	The conditions to the Offer and the Merger are specific and limited, so that the Transactions are likely to be completed if a sufficient number of Shares are tendered in the Offer.

•	The Board’s belief, following consultation with legal counsel, that the Transactions presented a limited risk of not achieving regulatory clearance or having a delay in consummation of the Transactions due to regulatory review.

•	Parent and Merger Sub have obtained the debt and equity financing commitments to fund the Transactions and the Company is entitled to cause the equity portion of the financing to be funded simultaneously with the receipt of the debt financing, subject to certain conditions.

•	The business reputation and capabilities of Vista and its management and the substantial financial resources of Vista and, by extension, Parent and Merger Sub.

•	The outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions.

•	The Board’s belief that the terms of the Merger Agreement, taken as a whole, provide a high degree of protection against the risk that the consummation of the Merger will be unduly delayed or that the Merger will not be consummated.

•	The Board’s belief that the Merger Agreement’s restrictions on the Company’s ability to take certain actions during the pendency of the Merger will not unduly interfere with the Company’s ability to operate its business in the ordinary course.

•	The Company’s ability, under certain circumstances pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement.

Financing Matters

•	The fact that Parent and Merger Sub received the executed Debt Commitment Letter from major commercial banks with significant experience in similar lending transactions. Further, (1) each of Parent and Merger Sub is required to use reasonable best efforts to (a) obtain the debt financing on the terms and subject only to the conditions described in the Debt Commitment Letter and (b) subject to certain conditions and limitations set forth in the Merger Agreement, if necessary, secure alternative debt financing, and (2) the Company is entitled to specific performance or other equitable remedies in connection with its right to enforce each of Parent and Merger Sub’s obligation to use their respective reasonable best efforts to enforce their rights under the Debt Commitment Letter (including any alternative financing arrangements) to cause such financing to be provided.

•	That an affiliate of Vista has provided the Equity Commitment Letter to fund up to a maximum amount of $755 million for the equity portion of the financing (which represents approximately 49% of the total financing required for the Transactions at the Closing) and, as a third party beneficiary under the Equity Commitment Letter, the Company is entitled to specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause such equity financing to be funded, subject to certain terms and conditions set forth in the Merger Agreement.

•	The Board’s expectation that, based on the limited number and nature of the conditions to funding set forth in the Debt Commitment Letter and Equity Commitment Letter, such conditions will be timely met and the financing will be provided in a timely manner.

•	The fact that (1) pursuant to the terms of the Merger Agreement, if Parent and Merger Sub fail to effect the closing under certain circumstances, Parent is obligated to pay the Company a termination fee equal to $103.31 million (the “Parent Termination Fee”) and (2) an affiliate of Vista has provided the Limited Guarantee in favor of the Company that guarantees the payment of the Parent Termination Fee.

“Go-Shop” and Ability to Terminate in Certain Circumstances

•	The fact that the Merger Agreement contains “go-shop” provisions, which permitted the Company to engage in discussions or negotiations with third parties who have made a written acquisition proposal to the Company between August 1, 2016 and the date of the Merger Agreement (each such third party, an “Excluded Party”) during the period beginning on the date of the Merger Agreement and ending at 11:59 pm on September 30, 2016 (the “Go-Shop Period”).

•	The Company’s ability, under certain circumstances, to furnish information to third parties making acquisition proposals and to engage in discussions or negotiations with third parties with respect to any unsolicited alternative acquisition proposal that the Board has determined constitutes or would reasonably be expected to result in a superior proposal.

•	The Board’s ability, under certain circumstances, to withdraw or change its recommendation in favor of the Offer in response to a superior proposal or an intervening event or to terminate the Merger Agreement in order to enter into an acquisition agreement relating to a superior proposal as determined by the Board in connection with carrying out its fiduciary duties, in each case, subject to the terms of the Merger Agreement and the Company paying Parent the applicable Company termination fee. Specifically, (1) if the termination fee became payable by the Company as a result of the Company terminating the Merger Agreement in order to enter into a definitive acquisition agreement providing for a superior proposal received during the Go-Shop Period with an Excluded Party, the amount of the termination fee would have been $19.483 million (“Go-Shop Termination Fee”), and (2) if the termination fee becomes payable by the Company in certain other circumstances, the amount of the termination fee will be $42.862 million (together with the Go-Shop Termination Fee, each a “Company Termination Fee”).

•	The Board’s belief that the applicable Company Termination Fee payable to Parent in certain circumstances described above was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement, and would not preclude or unreasonably deter another party from making a competing acquisition proposal with regard to the Company following the announcement of the Merger Agreement and the Transactions.

General Matters

•	The availability of statutory appraisal rights under the DGCL for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with the required procedures under the DGCL.

•	The Board’s familiarity with the Company’s business, operations, assets, properties, strategies and competitive position, industry trends and dynamics, and economic and market conditions.

•	The fact that resolutions approving the Merger Agreement were unanimously approved by the Board, which is comprised of a majority of independent directors who are neither affiliated with Vista nor employees of the Company or any of its subsidiaries, and which retained and received advice from the Company’s outside legal counsel and financial advisor in evaluating, negotiating and recommending the terms of the Merger Agreement.

•	The interest of the Company’s executive officers and directors in the Transactions that may be different from, or in addition to, those of Infoblox’s stockholders generally.

The Board also considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the Merger and the other Transactions, including the following (not necessarily in order of relative importance):

•	The fact that the all-cash price, while providing relative certainty of value, would not allow the Company’s stockholders to participate in any possible growth and profits of the Company following the completion of the Transactions.

•	The costs involved in connection with entering into and completing the Transactions process and related actions, the time and effort of the Company’s management and certain other employees required to complete the Transactions process and the related actions, and the related disruptions or potential disruptions to the Company’s business operations and future prospects, including its relationships with its employees, retailers, customers, suppliers, partners and others that do business or may do business in the future with the Company.

•	The terms of the Merger Agreement, including (1) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction or any other action the Company would otherwise take with respect to the operations of the Company absent the pending completion of the Merger), and (2) the Company Termination Fee, as applicable, and the expense reimbursement that could become payable by the Company if the Company terminates the Merger Agreement to, among other things, accept a superior proposal.

•	The restriction on soliciting competing proposals other than in accordance with the “go-shop” provisions.

•	The potential stockholder and other lawsuits that may be filed in connection with the Merger Agreement and the contemplated Transactions.

•	The absence of assurance that all conditions to the parties’ obligations, including with respect to required antitrust approvals and the financing, to complete the Offer or the Merger will be satisfied.

•	The risk that the proposed Transactions might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

•	The market price of the Company’s common stock, which could be affected by many factors, including (1) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (2) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (3) the possible sale of Shares of the Company’s common stock by short-term investors following the announcement of termination of the Merger Agreement.

•	The Company’s operating results, particularly in light of the costs incurred in connection with the Transactions, including the potential requirement to pay a Company Termination Fee.

•	The ability to attract and retain key personnel and other employees.

•	Relationships with the Company’s employees, customers, suppliers, partners and others that do business or may do business in the future with the Company.

•	The fact that Parent requires substantial third party debt financing for the Transactions and that in the event that the lender does not provide the debt financing under the Debt Commitment Letter, the Company will not be able to specifically enforce Parent’s obligations to consummate the Transactions (and would instead in certain circumstances be entitled to payment of the Parent Termination Fee or to seek to have Parent enforce its rights under the Debt Commitment Letter, each as provided under the Merger Agreement).

•	The fact that the Company’s monetary remedy in connection with a breach of the Merger Agreement by Parent or Merger Sub, except in the case of fraud, is limited to the Parent Termination Fee and may not be sufficient to compensate the Company for losses suffered as a result of a breach of the Merger Agreement by Parent or Merger Sub.

•	The fact that the cash consideration paid in the transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

The foregoing discussion is not meant to be exhaustive, but summarizes the material factors considered by the Board in its consideration of the Merger Agreement, the Offer, the Merger and the other Transactions. After considering these and other factors, the Board concluded that the potential benefits of the Merger Agreement, the Offer, the Merger and the other Transactions outweighed the uncertainties and risks. In view of the variety of factors considered by the Board and the complexity of these factors, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have assigned different weights to different factors. The Board unanimously adopted and approved the Merger Agreement, the Offer, the Merger and the other Transactions, and recommended that stockholders tender their Shares in the Offer.

Executive Officer and Director Arrangements Following the Merger

As of the date of the Merger Agreement, none of Infoblox’s or its Subsidiaries’ current directors or executive officers have entered into, or committed to enter into, any arrangements or other understandings with Parent, Merger Sub or their respective affiliates regarding continued service with the Surviving Corporation or any of its Subsidiaries from and after the Effective Time. It is possible that Parent, Merger Sub or their respective affiliates may enter into employment or other arrangements with Infoblox’s management in the future.

Fairness Opinion of Morgan Stanley & Co. LLC

The Company retained Morgan Stanley & Co. LLC (“Morgan Stanley”) to provide it with financial advisory services and a financial opinion in connection with the possible sale of the Company. The Board selected Morgan Stanley to act as the Company’s financial advisor based on Morgan Stanley’s qualifications, expertise, reputation, its knowledge of and involvement in recent transactions in the networking and software industry, and its knowledge and understanding of the Company’s business and affairs. At the meeting of the Board on September 16, 2016, Morgan Stanley rendered to the Board its oral opinion, subsequently confirmed in writing, that as of September 16, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the consideration to be received by the holders of shares of Company’s common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley to the Board, dated as of September 16, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety. The summary of the opinion of Morgan Stanley in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Morgan Stanley’s opinion, this section, and the summary of Morgan Stanley’s opinion below carefully and in their entirety. Morgan Stanley’s opinion is directed to the Board, in its capacity as such, and addresses only the fairness from a financial point of view of the consideration to be received by the holders of shares of Company Common Stock pursuant to the Merger Agreement as of the date of the opinion and did not address any other aspects or implications of the Offer or the Merger. Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation to any holder of Company Common Stock as to whether any stockholder of the Company should tender its shares of Company Common Stock in the Offer or whether the stockholders of the Company should take any other action with respect to the Offer or the Merger.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly-available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	reviewed certain financial projections prepared by the management of the Company;

•	discussed the past and current operations and financial condition and the prospects of the Company with management of the Company;

•	reviewed the reported prices and trading activity for Company Common Stock;

•	compared the Company’s financial performance and the prices and trading activity of Company Common Stock with that of certain other publicly traded companies comparable with the Company and securities of the Company;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of the Company, Vista, and their respective financial and legal advisors;

•	reviewed the Merger Agreement, the draft commitment letter from certain lenders dated September 14, 2016 (the “Draft Debt Commitment Letter”) and certain related documents; and

•	performed such other analyses and reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for its opinion. Morgan Stanley further relied upon the assurances of management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions and that Vista will obtain financing in accordance with the terms set forth in the Draft Debt Commitment Letter. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transactions, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Transactions. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and the Company’s legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of Company Common Stock in the Transactions. Morgan Stanley did not make any independent valuation or appraisal of the Company’s assets or liabilities, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market, and other conditions as in effect on, and the information made available to Morgan Stanley as of, September 16, 2016. Events occurring after September 16, 2016 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter, dated September 16, 2016, to the Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 15, 2016, the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions contemplated thereby, including the Offer and Merger. Each of the Public Trading Comparables Analysis and the Precedent Premiums Paid Analysis summarized below were based, as applicable, on the closing price of $15.31 per share of the Company Common Stock as of May 11, 2016 (the last full trading day prior to public reports that a financial sponsor had submitted a proposal to purchase all outstanding shares of the Company), and are not necessarily indicative of current market conditions. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

In performing the financial analysis summarized below and arriving at its opinion, Morgan Stanley used and relied upon certain financial projections provided by the Company’s management and referred to in this Schedule 14D-9 (and defined in the following section captioned “Certain Unaudited Prospective Financial Information of the Company”) as the “Base Case,” the “Risk-Adjusted Case,” and, together, the “Management Projections,” and certain financial projections based on Wall Street research reports and referred to in this Schedule 14D-9 as the “Street Case.” For more information, please see the section of this Schedule 14D-9 captioned “Certain Unaudited Prospective Financial Information of the Company.”

Public Trading Comparables Analysis

Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for the Company with comparable publicly available consensus equity analyst research estimates for certain selected companies that share similar business characteristics and operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other operating characteristics that Morgan Stanley determined, upon the application of its professional judgment and experience, to be similar to the Company (we refer to these companies as the comparable companies). A list of the selected comparable companies and a summary of Morgan Stanley’s analysis is provided below:

	CY2017E AV / Revenue	CY2017E AV / EBITDA	CY2017E P/E
Arista Networks, Inc.	4.3x	15.4x	25.7x
F5 Networks, Inc.[1]	2.9x	7.4x	13.6x
FireEye, Inc.	3.3x	N.M.	N.M.
Gigamon Inc.	4.8x	19.1x	36.2x
Imperva Inc. [2]	3.9x	N.M.	N.M.
Juniper Networks, Inc.	1.5x	5.7x	10.7x
NetApp, Inc.	1.3x	6.6x	13.1x
New Relic, Inc.	6.3x	N.M.	N.M.
Palo Alto Networks, Inc.	6.2x	25.7x	45.0x
Proofpoint, Inc.	7.7x	N.M.	N.M.

[1]	For purposes of its public trading comparables analysis, Morgan Stanley utilized a price per share of F5 Networks, Inc. common stock as of June 6, 2016, the last full trading day prior to public reports that F5 Networks, Inc. was considering a sale process.

[2]	For purposes of its public trading comparables analysis, Morgan Stanley utilized a price per share of Imperva Inc. common stock as of June 20, 2016, the last full trading day prior to the filing of a Form 13D by Elliot Management, and the onset of market speculation relating to a possible sale process.

For purposes of this analysis, Morgan Stanley analyzed (i) the ratio of aggregate value (“AV”), which Morgan Stanley defined as fully-diluted market capitalization plus total debt, plus non-controlling interest, less cash and cash equivalents, to each of estimated revenue and estimated EBITDA (which is defined in this section as net income excluding net interest expense, income tax expense and certain other non-cash and non-recurring items, principally depreciation, amortization and stock-based compensation and charges) for calendar year 2017 and (ii) estimated price to earnings (which is defined in this section as the ratio of fully-diluted market capitalization to estimated net income) for calendar year 2017 (“2017 PE Multiple”), in each case, for each of the comparable companies based on publicly available financial information compiled by Thomson Reuters for comparison purposes.

Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of revenue, EBITDA, and price to earnings multiples and applied these ranges of multiples to the estimated relevant metric for the Company. For purposes of this analysis and the other analyses described below, in its Street Case, Morgan Stanley utilized publicly available estimates of revenue, EBITDA and net income prepared by equity research analysts, available as of September 15, 2016.

Based on the outstanding shares of Company Common Stock on a fully-diluted basis (including outstanding options, performance or restricted stock units, and management stock units) as of September 15, 2016, Morgan Stanley calculated the estimated implied value per share of Company Common Stock as of September 16, 2016 as follows:

Calendar Year Financial Statistic	Selected Comparable Company Multiple Ranges	Implied Present Value Per Share of Company Common Stock ($)
AV to Estimated 2017 Revenue of $393MM	1.5x – 3.0x	13.84 – 23.48
AV to Estimated 2017 EBITDA of $78MM	12.0x – 17.0x	19.54 – 25.89
Price to Estimated 2017 Earnings of $0.81 per Share	17.0x – 22.0x	13.69 – 17.71

No company utilized in the public trading comparables analysis is identical to the Company. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Morgan Stanley’s control. These include, among other things, the impact of competition on the Company’s businesses and the industry generally, industry growth and the absence of any adverse material change in the Company’s financial condition and prospects or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity valuation analysis, which is designed to provide insight into the potential future equity value of a company as a function of such company’s estimated future earnings. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value of such company’s equity value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per share of Company Common Stock on a standalone basis. The discounted equity value was calculated by Morgan Stanley using estimated earnings for calendar year 2018. Based on its review of the 2017 PE Multiple for the comparable companies, and upon the application of its professional judgment and experience, Morgan Stanley then applied a selected range of earnings multiples to the estimates of earnings for calendar year 2018 provided by management in each of the Base Case and the Risk-Adjusted Case to calculate the estimated equity values for the Company based on each of the Management Projections. Morgan Stanley then discounted each such equity value to present value using a discount rate of 10.3%, which rate was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect an estimate of the Company’s weighted average cost of capital as described below under the following section captioned “—Discounted Cash Flow Analysis.”

Based on the number of shares of Company Common Stock outstanding as of September 15, 2016 on a fully- diluted basis (including outstanding options, performance or restricted stock units, and management stock units), as provided by the Company’s management, Morgan Stanley calculated the estimated implied value per share of Company Common Stock using the discounted equity valuation analysis as of September 16, 2016 as follows:

Calendar Year Estimated 2018 Earnings	Selected Earnings Multiple Ranges	Implied Present Value Per Share of Company Common Stock ($)
Base Case	20.0x – 25.0x	21.62 – 27.03
Risk-Adjusted Case	17.0x – 22.0x	15.18 – 19.65

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of such company. Morgan Stanley calculated a range of implied equity values per share of Company Common Stock based on a discounted cash flow analysis to value the Company as a stand-alone entity.

Morgan Stanley utilized estimates from the Management Projections and extrapolations from such Management Projections, described in this Schedule 14D-9 under the caption “Certain Unaudited Prospective Financial Information of the Company,” for purposes of its discounted cash flow analysis, as more fully described below. In performing its discounted cash flow analysis, Morgan Stanley first calculated the Company’s estimated unlevered free cash flow, which is defined as EBITDA, less (i) stock-based compensation expenses, (ii) taxes, and (iii) capital expenditures, plus changes in net working capital, as set forth in this Schedule 14D-9 under the caption “Certain Unaudited Prospective Financial Information of the Company.” Based on perpetual growth rates ranging from 2.0% to 4.0%, selected by Morgan Stanley based upon the application of its professional judgment and experience, Morgan Stanley then calculated terminal values using the Company’s estimated unlevered free cash flow in fiscal year 2026. The Company’s estimated unlevered free cash flows for fiscal year 2017 through fiscal year 2026 and the terminal values were then discounted to present values as of August 31, 2016 using a range of discount rates of 9.3% to 11.3%, which discount range was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect a range around the Company’s estimated weighted average cost of capital of 10.3%. To arrive at this estimate, Morgan Stanley first noted that the weighted average cost of capital of the Company as calculated on a standalone basis was 8.75%, which amount was less than the Company’s estimated marginal cost of debt and therefore likely not an accurate reflection of the Company’s true cost of capital. As a result, in order to provide a more appropriate estimate of the Company’s true cost of capital, Morgan Stanley calculated the Company’s weighted average cost of capital for purposes of its discounted cash flow analysis using a beta of 1.43, equal to the median unlevered Barra Predicted Beta for the comparable companies, as opposed to the Company’s unlevered Barra Predicted Beta of 1.18 (which beta Morgan Stanley also considered less reliable given the volatility in the Company’s stock price following public reports in May 2016 that a financial sponsor had submitted a proposal to purchase all outstanding shares of the Company)

Because the estimated EBITDA margins for fiscal years 2022 to 2026 that were extrapolated from each of the Base Case and the Risk-Adjusted Case was well above the estimated 2016 and 2017 calendar year EBITDA margins for the comparable companies, Morgan Stanley performed a sensitivity analysis using the same discounted cash flow methodology described in the immediately preceding paragraph for both of the Base Case and the Risk-Adjusted Case but assuming, in each case, an EBITDA margin for fiscal years 2022 to 2026 equal to 26.5%, the average EBITDA margin of Arista Networks, Inc. and Gigamon Inc. (two comparable companies selected by Morgan Stanley, following discussions with the Company’s management, based upon the application of its professional judgment which included, among other things, noting that such companies have mature businesses that reflect more normalized industry EBITDA margins).

Based on the number of shares of Company Common Stock outstanding as of September 15, 2016 on a fully- diluted basis (including outstanding options, performance or restricted stock units, and management stock units), as provided by the Company’s management, Morgan Stanley calculated the estimated implied value per share of Company Common Stock as of September 16, 2016 as follows:

Implied Present Value Per Share of Company Common Stock ($)
Base Case	28.23 – 40.78
Risk-Adjusted Case	22.70 – 32.00

Base Case (using median EBITDA margin of target comparables for 2022-26)	22.57 – 30.60
Risk-Adjusted Case (using median EBITDA margin of target comparables for 2022-26)	18.39 – 24.30

Precedent Transactions Analysis

Precedent Multiples Analysis:

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions. Morgan Stanley compared publicly available statistics for software and security transactions, selected based on Morgan Stanley’s professional judgment and experience, with an equity value of greater than $1 billion occurring between January 1, 2010 and September 15, 2016 (the last full trading day prior to the meeting of the Company’s Board to approve and adopt the Merger Agreement). Morgan Stanley selected such comparable transactions because it determined, upon the application of its professional judgment and experience, that they shared certain characteristics with the Transactions. The following is a list of the transactions reviewed:

Selected Transactions (Target / Acquiror)

Acme Packet Inc. / Oracle Corporation

Advanced Computer Software Group Limited / Vista Equity Partners

Advent Software, Inc. / SS&C Technologies Holdings, Inc.

Art Technology Group, Inc. / Oracle Corporation

Attachmate Corporation / Micro Focus International plc

AVG Technologies N.V. / AVAST Software s.r.o.

Blackboard Inc. / Providence Equity Partners

Blue Coat Systems Inc. / Symantec Corporation

BMC Software, Inc. / Bain Capital Private Equity

Compuware Corporation / Thoma Bravo, LLC

Constant Contact Inc. / Endurance International Group Holdings, Inc.

Convio, Inc. / Blackbaud Inc.

Epicor Software Corporation / Apax Partners LLP

Exact Holding NV / Apax Partners LLP

Fleetmatics Group PLC / Verizon Communications Inc.

Informatica Corporation / Permira Funds

JDA Software Group, Inc. / RedPrarie Corp.

Lawson Software Inc. / Infor Global Solutions and Golden Gate Capital

LogMeIn, Inc. / Citrix Systems, Inc.

McAfee, Inc. / Intel Corporation

Novell, Inc. / Attachmate Corporation

Quest Software, Inc. / Dell Inc.

Riverbed Technology Inc. / Thoma Bravo, LLC

SkillSoft PLC / Berkshire Parners LLC, Advent International Corporation and Bain Capital Partners LLC

SolarWinds, Inc. / Silver Lake Partners and Thoma Bravo, LLC

SonicWALL Inc. / Thoma Bravo, LLC

Sybase Inc. / SAP Corporation

Taleo Corporation / Oracle Corporation

TIBCO Software Inc. / Vista Equity Partners

Websense, Inc. / Vista Equity Partners

Morgan Stanley reviewed the transactions above for, among other things, the multiple of AV to next twelve month (“NTM”) EBITDA following the applicable transaction’s announcement date. A summary of this financial data is provided in the table below:

Quartile	AV /NTM EBITDA Multiple
Minimum	7.1x
Bottom Quartile	10.3x
Median	11.9x
Mean	14.1x
Top Quartile	17.9x
Maximum	26.8x

Based on the analysis of the applicable metric for the selected transactions and its professional judgment and experience, Morgan Stanley selected a range of multiples of 10.0x to 20.0x and applied this range of multiples to the Company’s estimated NTM EBITDA of approximately $70 million, as provided in the Street Case as of September 15, 2016, to calculate a range of potential values per share of Company Common Stock. Based on the application of the range of multiples to the Company’s estimated NTM EBITDA, Morgan Stanley calculated a range of potential implied present values per share of Company Common Stock of $15.67 to $27.10.

Precedent Premiums Paid Analysis:

Morgan Stanley considered, based on publicly available information, premiums paid in all-cash acquisition transactions in Morgan Stanley’s transaction database occurring from 2011 through September 15, 2016, which was the last full trading day prior to the meeting of the Company’s Board to approve and adopt the Merger Agreement, involving U.S. public company targets in the technology sector involving all-cash consideration and having a transaction value of more than $250 million (124 total transactions). Morgan Stanley reviewed the premium paid to the target company’s closing stock price one day and 30 days prior to market awareness of such transaction. Morgan Stanley’s analysis identified the following premium ranges:

Financial Statistic	Premium to One-Day Prior Price	Premium to 30-Day Average Prior Price
Top Quartile	49.1%	50.6%
Mean	40.1%	43.2%
Median	32.1%	37.9%
Bottom Quartile	19.8%	24.5%

Based on the top and bottom quartiles, Morgan Stanley then applied premium ranges of 20% to 50% to the Company’s one-day prior stock price and 25% to 50% to the Company’s 30-day average prior stock price prior to May 11, 2016 (the last full trading day prior to public reports that a financial sponsor had submitted a proposal to purchase all outstanding shares of the Company). The analysis indicated an implied value per share of Company Common Stock reference range as follows:

Financial Statistic	Implied Present Value Per Company Common Share ($)
Premium to one-day prior price	18.37 – 22.97
Premium to 30-day average prior price	19.75 – 23.70

No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Transactions. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond Morgan Stanley’s or the Company’s control, such as the impact of competition on the Company’s business or the industry generally, industry growth and the absence of any adverse material change in the Company’s financial condition and prospects or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. The fact that certain points in the range of implied present value per share of Company Common Stock derived from the valuation of precedent transactions were less than or greater than the Merger Consideration is not necessarily dispositive in connection with Morgan Stanley’s analysis of the consideration for the Transactions, but one of many factors Morgan Stanley considered. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Morgan Stanley noted, with respect to each of the analyses described above, that (i) the closing price per share of the Company Common Stock as of May 11, 2016 (the last full trading day prior to public reports that a financial sponsor had submitted a proposal to purchase all outstanding shares of the Company) was $15.31, (ii) the closing price per share of the Company Common Stock as of September 15, 2016 (the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement) was $23.14 and (iii) that the consideration to be received by holders of shares of Company Common Stock (other than “Dissenting Shares,” which are shares of Company Common Stock owned by stockholders who have properly and validly exercised their statutory rights of appraisal under Section 262 of the DGCL) pursuant to the Merger Agreement is $26.50 per share.

General

In connection with the review of the Transactions by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of shares of Company Common Stock (other than Dissenting Shares) pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated September 16, 2016, to the Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Company Common Stock might actually trade.

The consideration to be received by the holders of shares of Company Common Stock (other than Dissenting Shares) pursuant to the Merger Agreement was determined through arm’s length negotiations between the Company and Vista and was approved by the Board. Morgan Stanley provided advice to the Board during these negotiations but did not, however, recommend any specific consideration to the Company or the Board, nor did Morgan Stanley opine that any specific consideration constituted the only appropriate consideration for the Offer or the Merger. Morgan Stanley’s opinion did not address the relative merits of the Transactions as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation as to whether any stockholder of the Company should tender its shares in the Offer or whether the stockholders of the Company should take any other action in connection with the Transactions.

Morgan Stanley’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration payable pursuant to the Merger Agreement or of whether the Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

The Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise and its familiarity with the Company. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, Vista and its affiliated funds, including, but not limited to Vista Fund VI (together with Vista and each of their respective affiliated funds, collectively, the “Vista Entities”) or any other company, or any currency or commodity, that may be involved in the Transactions, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Company financial advisory services and a financial opinion, described in this section and attached to this Schedule 14D-9 as Annex A, in connection with the Transactions, and the Company has agreed to pay Morgan Stanley a fee of approximately $22.4 million (the “Transaction Fees”) for its services, approximately $16.8 million of which is contingent upon the closing of the Merger, and $5.6 million of which was due and payable upon the execution of the Merger Agreement. The Company has also agreed to reimburse Morgan Stanley for its reasonable expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, its and their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates, against certain liabilities and expenses relating to, arising out of or in connection with Morgan Stanley’s engagement.

In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have been engaged on financial advisory and financing assignments for the Vista Entities, including Vista Fund VI, and have received approximately $21.9 million in fees for such services from the Vista Entities and their respective portfolio companies. Morgan Stanley, as a full-service investment bank, may, from time to time, provide financial advisory and/or financing services to Vista, in each case unrelated to the Transactions, for which Morgan Stanley expects to receive customary fees if such transactions are completed. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley provided financial advisory and financing services to Party A (as defined in “—Background of the Merger Agreement; Reasons for the Recommendation”) and certain of its affiliates and received approximately $15 million to $20 million for such services. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley provided strategic advisory services to the Company and received $250,000 in aggregate fees for such services (including the reimbursement of expenses), 50% of which will be credited against the Transaction Fees. Morgan Stanley may seek to provide financial advisory or financing services to the Company, Vista, the Vista Entities and each of their respective affiliates in the future and would expect to receive fees for the rendering of these services. In addition, Morgan Stanley, its affiliates, directors or officers, including individuals working with the Company in connection with the Transactions, may have committed and may commit in the future to invest in private equity funds managed by Vista. As of the date of Morgan Stanley’s opinion, neither Morgan Stanley nor any member of the Morgan Stanley senior deal team

(consisting of managing directors and executive directors) assigned to work with the Company on the Transactions directly held any equity or partnership interests in private equity funds managed by Vista.

Certain Unaudited Prospective Financial Information of the Company

Infoblox does not make forecasts as to future performance, earnings or other results publicly available in the ordinary course of business due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Infoblox is including certain unaudited prospective financial information in this Schedule 14D-9, referred to as the “Management Projections,” to provide Infoblox’s stockholders access to a summary of certain non-public unaudited prospective financial information, certain of which was made available to Vista and other potential bidders as part of the bidding process, and in order to assist in the completion of applicable financial analysis and due diligence review of the Company. In addition, this information was provided to the Board in connection with its consideration of the Transactions and also provided by the Company’s management to Morgan Stanley in connection with the rendering of its opinion to the Board and performing its related financial analysis. The Management Projections are not included in this Schedule 14D-9 to influence an Infoblox stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Management Projections were not prepared with a view toward public disclosure, and the inclusion of such information should not be regarded as an indication that any of Infoblox, its financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. Additionally, the Management Projections did not take into account any circumstances or events occurring after the date they were prepared, including the Transactions or the announcement thereof. Further, these projections did not take into account the effect of any failure of the Merger to occur, and should not be viewed as applicable or continuing in that context.

While presented with numerical specificity, the Management Projections reflects numerous estimates and assumptions with respect to matters such as the continued shift in IT spending to cloud-based offerings, growth in revenue from the Company’s core DDI products and add-on products to such core products, growth in revenue from the Company’s subscription and SaaS products, adoption of new updates to the Company’s core products, development and market acceptance of new cloud-based and security products, purchase rates of the Company’s maintenance and professional services and more generally, overall industry performance and competition and general business, economic and geopolitical conditions and additional matters specific to Infoblox’s business, all of which are difficult to predict and many of which are beyond Infoblox’s control. Important factors that may affect actual results and the achievability of the Management Projections include, but are not limited to, (1) timing of the sale and licensing revenue; (2) market acceptance of new products and growth in sales of core products and services (3) competition within the Company’s industry (4) the effect of global economic conditions and changes in tax and other legislation; and (6) other risk factors described in Infoblox’s Annual Report on Form 10-K for the fiscal year ended July 31, 2016 and current reports on Form 8-K. In addition, the Management Projections may be affected by Infoblox’s ability to achieve strategic goals, objectives and targets over the applicable period.

The Management Projections are subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the Management Projections cover multiple years, such information by its nature becomes less predictive with each successive year. See Item 8 under the heading “Additional Information—Forward-Looking Statements.” The unaudited prospective financial information was not prepared with a view toward complying with United States generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm nor any other independent accountants have compiled, examined, or performed any procedures with respect to the Management Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of Infoblox’s independent registered public accounting firm contained in Infoblox’s Annual Report on Form 10-K for the fiscal year ended July 31, 2016 relates to Infoblox’s historical financial information. It does not extend to Management Projections and should not be read to do so. Furthermore, the Management Projections do not take into account any circumstances or events actually occurring after the date they were prepared.

The Management Projections consist of two sets of financial projections. The first set of financial projections, which we refer to as the “Base Case,” assumed a compound annual revenue growth rate for fiscal year 2016 through fiscal year 2021 of 17%. The Base Case assumed a successful execution of the Company’s transition from a business model primarily based on product sales to one that includes substantial revenue from subscription-based offerings. In addition, the Base Case assumed that the Company would succeed in its initiative to develop new cloud-based and security services and assumed market acceptance of these services. The Base Case was provided to Vista and other potential bidders that entered into confidentiality agreements and expressed interest in conducting due diligence on the Company. The Company also prepared a second set of financial projections for all measures except EBITDA and Free Cash Flow, which we refer to as the “Risk-Adjusted Case.” The Risk-Adjusted Case was not provided to Vista or any of the other bidders. The Risk-Adjusted Case assumed the same financial projections for fiscal year 2017, but a slower revenue growth compound annual revenue growth rate of 14% for fiscal year 2016 through fiscal year 2021. The Risk-Adjusted Case took into greater consideration the risks involved in the growth of the subscription-based business model and in developing and achieving market acceptance for these new, unproven services, as well as other execution risks, industry risks and macroeconomic risks.

Base Case:

	(in millions, except where noted)(1)
	FY2017E	FY2018E	FY2019E	FY2020E	FY2021E
Total Revenue	$370	$441	$543	$667	$774
Non-GAAP Gross Margin(2)	80%	79%	79%	78%	77%
Non-GAAP Operating Expenses(3)	$235	$252	$272	$319	$381
Non-GAAP Operating Income(4)	$63	$98	$154	$201	$215
EBITDA(5)	$72	$107	$162	$210	$225
Free Cash Flow(6)	$87	$145	$210	$264	$295

(1)	The projected financial data provided in this table has not been updated to reflect Infoblox’s current views of its future financial performance, and should not be treated as guidance with respect to projected results for 2017 or any other period.
(2)	Non-GAAP gross margin is gross profit as reported on our consolidated statements of operations, excluding the impact of stock-based compensation and intangible asset amortization expense, divided by net revenue.
(3)	Non-GAAP operating expense is operating expense as reported on our consolidated statements of operations, excluding stock-based compensation expenses, restructuring charges, intangible asset amortization expense, expenses related to non-routine stockholder matters, and acquisition related expenses.
(4)	Non-GAAP operating income is income from operations excluding the impact of stock-based compensation, restructuring charges, intangible asset amortization expense, expenses related to non-routine stockholder matters and acquisition related expenses.
(5)	Represents non-GAAP operating income plus depreciation and amortization
(6)	Represents cash provided by operating activities less capital expenditures.

In connection with Morgan Stanley’s financial analyses, Morgan Stanley extrapolated the financial projections reflected in the Base Case to fiscal years 2022 to 2026, which extrapolations were discussed with, and approved by, Infoblox management for Morgan Stanley’s use in connection with its financial analyses and provided to the Board. In addition, Morgan Stanley calculated the Company’s projected unlevered free cash flow for each period based on the Base Case, which calculation was also discussed with, and approved by, Infoblox management. Morgan Stanley’s extrapolations and calculation of unlevered free cash flow based on the Base Case are set forth below.

	(in millions, except where noted)
	Base Case					Extrapolations
	FY 2017E	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E
Revenue (1)	$370	$441	$543	$667	$774	$882	$988	$1,077	$1,152	$1,210
EBITDA(2)	$72	$107	$162	$210	$225	$279	$316	$348	$376	$399
Unlevered Free Cash Flow(3)	$63	$80	$126	$155	$163	$182	$174	$160	$152	$155

(1)	The revenue amounts for fiscal years 2017-2021 were provided by the Company as set forth in the Base Case table above.
(2)	Represents non-GAAP operating income plus depreciation and amortization.
(3)	Unlevered Free Cash Flow is EBITDA, less (i) stock-based compensation expense (this expense was estimated by Morgan Stanley to equal 12.7% of 2017 revenue, 11.4% of 2018 revenue, 10.0% of 2019 revenue, 9.5% of 2020 revenue, 9.8% of 2021 revenue and 10% of 2022-2026 revenue), (ii) taxes, and (iii) capital expenditures, and plus changes in net working capital.

Risk-Adjusted Case:

	(in millions, except where noted)(1)
	FY2017E	FY2018E	FY2019E	FY2020E	FY2021E
Total Revenue	$370	$424	$500	$602	$675
Non-GAAP Gross Margin(2)	80%	79%	78%	78%	77%
Non-GAAP Operating Expenses(3)	$235	$251	$268	$303	$338
Non-GAAP Operating Income(4)	$63	$86	$124	$165	$178

(1)	The projected financial data provided in this table has not been updated to reflect Infoblox’s current views of its future financial performance, and should not be treated as guidance with respect to projected results for 2017 or any other period.
(2)	Non-GAAP gross margin is gross profit as reported on our consolidated statements of operations, excluding the impact of stock-based compensation and intangible asset amortization expense, divided by net revenue.
(3)	Non-GAAP operating expense is operating expense as reported on our consolidated statements of operations, excluding stock-based compensation expenses, restructuring charges, intangible asset amortization expense, expenses related to non-routine stockholder matters, and acquisition related expenses.
(4)	Non-GAAP operating income is income from operations excluding the impact of stock-based compensation, restructuring charges, intangible asset amortization expense, expenses related to non-routine stockholder matters and acquisition related expenses.

In connection with Morgan Stanley’s financial analyses, Morgan Stanley extrapolated the financial projections reflected in the Risk-Adjusted Case to fiscal years 2022 to 2026, which extrapolations were discussed with, and approved by, Infoblox management for Morgan Stanley’s use in connection with its financial analyses and provided to the Board. In addition, Morgan Stanley calculated the Company’s projected unlevered free cash flow for each period based on the Risk-Adjusted Case, which calculation was also discussed with, and approved by, Infoblox management. Morgan Stanley’s extrapolations and calculation of unlevered free cash flow based on the Risk-Adjusted Case are set forth below.

	(in millions, except where noted)
	Risk-Adjusted Case					Extrapolations
	FY 2017E	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E
Revenue (1)	$370	$424	$500	$602	$675	$742	$802	$842	$876	$902
EBITDA (2)	$72	$94	$131	$173	$187	$235	$256	$272	$286	$298
Unlevered Free Cash Flow (3)	$63	$70	$100	$124	$123	$135	$126	$114	$112	$114

(1)	The revenue amounts for fiscal years 2017-2021 were provided by the Company as set forth in the Risk-Adjusted Case table above.
(2)	Represents non-GAAP operating income plus depreciation and amortization.
(3)	Unlevered Free Cash Flow is EBITDA, less (i) stock-based compensation expense (this expense was estimated by Morgan Stanley to equal 12.7% of 2017 revenue, 11.8% of 2018 revenue, 10.7% of 2019 revenue and 10.0% of 2020-2026 revenue), (ii) taxes, and (iii) capital expenditures, and plus changes in net working capital.

No representation is made by Infoblox or any other person to any stockholder of Infoblox regarding the ultimate performance of Infoblox compared to the information included in the above Management Projections. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such. In light of the foregoing factors and the uncertainties inherent in the Management Projections, Infoblox’s stockholders are cautioned not to place undue, if any, reliance on such financial information.

INFOBLOX DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE MADE OR TO REFLECT THE OCCURRENCE OF EVENTS THAT TAKE PLACE THEREAFTER, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Non-GAAP Financial Measures

Some of the Management Projections presented above are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because such measures exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The summary of such information above is included solely to give stockholders access to the information that was made available to Vista, Morgan Stanley and the Board, and is not included in this filing in order to influence any stockholder to make any investment decision with respect to the Merger, including whether or not to seek appraisal rights with respect to the Shares.

The non-GAAP financial measures included in the Management Projections constitute forward-looking information, and the Company believes that a quantitative reconciliation of such forward-looking information to the most comparable financial measure calculated and presented in accordance with GAAP cannot be made available without unreasonable efforts. A reconciliation of these non-GAAP financial measures would require the Company to quantify stock-based compensation expense, restructuring charges, expenses related to non-routine stockholder matters, acquisition-related expense and intangible asset amortization expense. The first component, stock-based compensation expense, cannot be reliably quantified due to the combination of variability and volatility of the underlying drivers and may have a significant impact on the reconciliation. There are no expenses related to the second, third and fourth components, and it is not possible to determine whether any such expenses will arise during the relevant periods. The Company is able to quantify the fifth component, intangible asset amortization expense, for the forecast period, assuming that there are no new intangible assets in the forecast period. Intangible asset amortization expense is estimated to be $3.6 million, $3.1 million, $2.9 million, $2.9 million and $2.8 million for fiscal year 2017, 2018, 2019, 2020 and 2021, respectively.

Intent to Tender

To the knowledge of Infoblox, each executive officer and director of Infoblox currently intends to tender all of his or her Shares in the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

In connection with the services of Morgan Stanley as financial advisor to Infoblox, Infoblox has agreed to pay Morgan Stanley a fee of approximately $22.4 million, approximately $16.8 million of which is contingent upon the closing of the Merger, and $5.6 million of which was due and payable upon the execution of the Merger Agreement. In addition, Infoblox has agreed to reimburse Morgan Stanley for its reasonable expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, its and their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to, arising out of or in connection with Morgan Stanley’s engagement.

See “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger” and “—Fairness Opinion of Morgan Stanley & Co. LLC” for additional information related to Morgan Stanley’s retention as the Company’s financial advisor, which is hereby incorporated by reference into this Item 5.

Except as set forth above, neither Infoblox nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Infoblox on its behalf in connection with the Offer, the Merger or related matters.

Item 6. Interest in Securities of the Subject Company

Other than as set forth below, no transactions with respect to the Shares have been effected by Infoblox or, to the knowledge of Infoblox after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares		Price per Share ($)		Nature of Transaction
Infoblox Inc.	8/8/2016	45,382	(1)	18.74	(2)	Share repurchase pursuant to repurchase program
Infoblox Inc	8/9/2016	38,900	(1)	19.14	(2)	Share repurchase pursuant to repurchase program
Infoblox Inc	8/10/2016	40,600	(1)	19.17	(2)	Share repurchase pursuant to repurchase program
Infoblox Inc	8/11/2016	40,500	(1)	19.21	(2)	Share repurchase pursuant to repurchase program
Infoblox Inc	8/12/2016	39,300	(1)	19.38	(2)	Share repurchase pursuant to repurchase program
Infoblox Inc	8/15/2016	26,203	(1)	19.86	(2)	Share repurchase pursuant to repurchase program
Infoblox Inc	8/16/2016	27,000	(1)	19.95	(2)	Share repurchase pursuant to repurchase program
Infoblox Inc	8/17/16	29,535	(1)	19.97	(2)	Share repurchase pursuant to repurchase program
Fred Gerson	8/31/16	2,000		22.00	(3)	Sale pursuant to 10b5-1 plan
Jesper Andersen	9/15/16	9,500		0.00		Settlement of Infoblox MSUs
Scott Fulton	9/15/16	3,166		0.00		Settlement of Infoblox MSUs
Scott Fulton	9/16/16	4,286		22.85		Sale to satisfy tax withholding obligations
Scott Fulton	9/16/16	1,206		22.85		Sale to satisfy tax withholding obligations
Jesper Andersen	9/16/16	9,917		22.85		Sale to satisfy tax withholding obligations
Jesper Andersen	9/16/16	4,441		22.85		Sale to satisfy tax withholding obligations
Scott Fulton	9/23/16	16,964		26.34	(3)	Sale pursuant to 10b5-1 plan
(1)	Aggregate number of shares repurchased by the Company on such date.
(2)	Represents average price per share of all trades completed on such date pursuant to the Company’s repurchase program.
(3)	Represents the weighted average sale price of all sale transactions on such date

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Infoblox is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of Infoblox’s securities by Infoblox, any subsidiary of Infoblox or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Infoblox or any subsidiary of Infoblox; (3) any purchase, sale or transfer of a material amount of assets of Infoblox or any subsidiary of Infoblox; or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of Infoblox.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Infoblox” is incorporated herein by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently withdrawn the tender) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer; (2) follow the procedures set forth in Section 262 of the DGCL; (3) continuously hold such Shares from the date on which the written demand for appraisal is made through the Effective Time; and (4) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If a stockholder elects to demand appraisal of his, her or its Shares under Section 262 of the DGCL, the stockholder must satisfy each of the following conditions:

•	The stockholder must deliver to Infoblox (at the address set forth below) a written demand for appraisal of his, her or its Shares by the later of: (1) the consummation of the Offer, which is the date on which Parent irrevocably accepts for purchase the Shares tendered pursuant to the Offer, and which we anticipate will be the business day after 12:00 midnight, New York City time, at the end of November 4, 2016, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement; and (2) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was October 7, 2016). The demand must reasonably inform Infoblox of the identity of the stockholder and that the stockholder is demanding appraisal;

•	The stockholder must not tender his, her or its Shares in the Offer (or otherwise waive appraisal rights); and

•	The stockholder must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights a stockholder has with respect to such Shares will be lost if such Shares are transferred prior to the Effective Time.

After the Merger is consummated, the Surviving Corporation will deliver an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to those stockholders of Infoblox who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Infoblox Inc.

3111 Coronado Drive

Santa Clara, California 95054

(408) 986-4000

Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record holder(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record holder(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial owner of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record holder.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, then appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to, and has no present intention to file a petition and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record holder of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery in which the petition was duly filed (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached by the Surviving Corporation. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with

Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. The Delaware Court of Chancery must dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (b) interest theretofore accrued, unless paid at that time. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in the preceding sentence, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Infoblox believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor Infoblox anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and Infoblox reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in

Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as Infoblox has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Infoblox a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (1) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation; and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of Infoblox’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Infoblox desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

As a Delaware corporation, Infoblox is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation; and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby for purposes of Section 203, and Infoblox believes that such acts and transactions are not subject to the restrictions of Section 203. Further, the Board has exempted Infoblox from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby.

Infoblox is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to Infoblox, Parent, the Offer, the Merger, or related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, then each of Infoblox and Parent, and their respective board of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and any related documents for purposes of Section 203, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the related agreements.

Regulatory Approvals

U.S. Antitrust Laws

Under the HSR Act and the related rules and regulations that have been issued by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and Antitrust Division of the Department of Justice (the “Antitrust Division”), and certain waiting period requirements have been satisfied. These requirements apply to Parent’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Parent and the Company each filed a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on September 30, 2016, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on October 17, 2016, unless earlier terminated by the FTC and the Antitrust Division, or if Parent withdraws its HSR filing under 16 C.F.R. §803.12 or if Parent or the Company receives a formal request for additional information or documentary material prior to that time (referred to as a “Second Request”). If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to 10 calendar days following the date of Parent’s or the Company’s (as applicable) substantial compliance with the Second Request. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, absent Parent’s and the Company’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result of such challenge will be.

German Antitrust Laws

Under the German Act against Restraints of Competition of 1957, as amended, the acquisition of Shares in the Offer and the Merger may not be completed until the Federal Cartel Office (“FCO”) has cleared the transaction or the waiting period of one month after submission of a complete notification has expired without the FCO having prohibited the transaction. Parent and the Company filed the required premerger filing with the FCO on September 30, 2016, and the waiting period with respect to the Offer and Merger is scheduled to expire on October 31, 2016, unless earlier terminated by the FCO and absent an investigation commenced by the FCO. The commencement of such formal investigation would extend the waiting period up to four months (five months if conditions or remedies are proposed by the parties) from the date of receipt by the FCO of the complete notification; further extensions of the waiting period would only be possible with the consent of the parties or in the event that the parties do not properly comply with their duty to provide information upon request from the FCO. The completion of the Offer and Merger without German merger control clearance could result in administrative penalties and the Offer and Merger being deemed invalid under German law. If the FCO determines that the acquisition of Shares in the Offer or the Merger would significantly impede effective competition, and particularly if it determines that such acquisition would lead to the creation or strengthening of a dominant market position, it may prohibit the acquisition of the Shares in the Offer or the Merger or impose other conditions or remedies, including divestitures.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if, following consummation of a tender offer for any and all shares of the stock of a public corporation (other than stock owned by the acquirer, the target corporation or any of their respective wholly-owned subsidiaries), the acquirer holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the vote of the stockholders of the target corporation. Under the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Infoblox’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Infoblox, please see Infoblox’s Annual Report on Form 10-K for the fiscal year ended July 31, 2016, and Infoblox’s Quarterly Reports on Form 10-Q for the three months ended October 31, 2015, January 31, 2016, and April 30, 2016.

Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein contain forward-looking statements in addition to historical and other information. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. These statements involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in forward-looking statements, including, but not limited to: (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of Infoblox’s stockholders that will support the proposed transaction and tender their shares in the offer; (iv) the possibility that competing offers or acquisition proposals for Infoblox will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require Infoblox to pay a termination fee or other expenses; (vii) risks regarding the failure to obtain the necessary financing to complete the proposed transaction; (viii) risks related to the debt financing arrangements entered into in connection with the proposed transaction; (ix) the effect of the announcement or pendency of the proposed transaction on Infoblox’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, resellers, channel partners, suppliers and others with whom it does business, or its operating results and business generally; (x) risks related to diverting management’s attention from Infoblox’s ongoing business operations; (xi) the risk that unexpected costs will be incurred in connection with the proposed transaction; (xii) changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; (xiii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability and (xiv) other factors as set forth from time to time in Infoblox’s filings with the SEC, which are available on our investor relations Web site (http://ir.infoblox.com/) and on the SEC’s Web site (www.sec.gov). All information provided in this Schedule 14D-9 is as of the date hereof, and stockholders of Infoblox are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date such statements are made. Infoblox does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after this communication, or to reflect the occurrence of unanticipated events, except as required by applicable law.

Item 9. Exhibits

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase, dated October 7, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission (the “SEC”) by Vista Equity Partners Fund VI, L.P., India Merger Sub, Inc. and Delta Holdco, LLC on October 7, 2016 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on October 7, 2016 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(5)(A)	Press Release issued by Infoblox Inc. on September 19, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Infoblox Inc. on September 19, 2016).

(a)(5)(B)	Email to Employees sent by Infoblox Inc. on September 19, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed with the SEC by Infoblox Inc. on September 19, 2016).

(a)(5)(C)	Email to Customers and Partners sent by Infoblox Inc. on September 19, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed with the SEC by Infoblox Inc. on September 19, 2016).

(a)(5)(D)	Sales Team Talking Points distributed by Infoblox Inc. on September 19, 2016 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9 filed with the SEC by Infoblox Inc. on September 19, 2016).

(a)(5)(E)	Email to Suppliers sent by Infoblox Inc. on September 20, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed with the SEC by Infoblox Inc. on September 20, 2016).

(a)(5)(F)	Unvested Equity Payout Example distributed by Infoblox Inc. on September 27, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed with the SEC by Infoblox Inc. on September 27, 2016).

(a)(5)(G)	Opinion of Morgan Stanley & Co. LLC, dated as of September 16, 2016 (included as Annex A to this Schedule 14D-9).

(a)(5)(H)	Joint Press Release of India Merger Sub, Inc. and Delta Holdco, LLC announcing the launch of the Offer, dated October 7, 2106 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, among Infoblox Inc., India Merger Sub, Inc. and Delta Holdco, LLC, dated as of September 16, 2016 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Infoblox Inc. on September 19, 2016).

(e)(2)	Equity Commitment Letter, dated as of September 16, 2016, delivered by Vista Equity Partners Fund VI, L.P. in favor of Delta Holdco, LLC (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(3)	Limited Guarantee, dated as of September 16, 2016, delivered by Vista Equity Partners Fund VI, L.P. in favor of Infoblox, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO.

(e)(4)	Nondisclosure Agreement, effective as of August 15, 2016, between Infoblox Inc. and Vista Equity Partners Management LLC.

(e)(5)	Form of Restated Certificate of Incorporation of Infoblox Inc. (incorporated by reference to Exhibit 3.02 to the Form S-1 filed with the SEC by Infoblox Inc. on April 9, 2012 (File No. 333-178925)).

(e)(6)	Amended and Restated Bylaws of Infoblox Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Infoblox Inc. on September 19, 2016 (File No. 001-35507)).

(e)(7)	2012 Employee Stock Purchase Plan, As Amended on February 25, 2014 (incorporated by reference to Exhibit 10.01 to the Quarterly Report on Form 10-Q filed with the SEC by Infoblox Inc. on March 7, 2014 (File No. 001-35507)).

(e)(8)	2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.02 to the Quarterly Report on Form 10-Q filed with the SEC by Infoblox Inc. on March 5, 2013 (File No. 001-35507).

(e)(9)	Forms of Equity Award Agreements under 2012 Equity Incentive Plan (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 filed with the SEC by Infoblox Inc. on April 20, 2012 (File No. 333-180840)).

(e)(10)	Form of Market Stock Units Award Agreement under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.04 to the Annual Report on Form 10-K filed with the SEC by Infoblox Inc. on September 25, 2015 (File No. 001-35507)).

(e)(11)	2003 Stock Plan and Form of Option Grant (incorporated by reference to Exhibit 10.02 to the Registration Statement on Form S-8 filed with the SEC by Infoblox Inc. on January 6, 2012 (File No. 333-178925)).

(e)(12)	Form of Change in Control Severance Agreement by and between Jesper Andersen and Infoblox Inc. (incorporated by reference to Exhibit 10.03 to the Quarterly Report on Form 10-Q filed with the SEC by Infoblox Inc. on March 6, 2015 (File No. 001-35507)).

(e)(13)	Form of 2015 Executive VP Tier Change in Control Severance Agreement between Infoblox Inc. and the employees party thereto (incorporated by reference to Exhibit 10.04 to the Quarterly Report on Form 10-Q filed with the SEC by Infoblox Inc. on March 6, 2015 (File No. 001-35507)).

(e)(14)	Offer Letter to Janesh Moorjani from Infoblox Inc., dated November 19, 2015 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Infoblox Inc. on January 4, 2016 (File No. 001-35507)).

(e)(15)	Description of Infoblox Fiscal Year 2016 Bonus Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC by Infoblox Inc. on December 3, 2015 (File No. 001-35507)).

(e)(16)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.01 to the Form S-1 filed with the SEC by Infoblox Inc. on April 9, 2012 (File No. 333-178925)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INFOBLOX INC.

By:	/s/ JESPER ANDERSEN
	Name:	Jesper Andersen
	Title:	Chief Executive Officer
	Date:	October 7, 2016

Annex A

9/16/2016

Board of Directors

Infoblox Inc.

3111 Coronado Drive

Santa Clara, CA 95054

Members of the Board:

We understand that Infoblox Inc. (the “Company”), Delta Holdco, LLC (“Parent”) and India Merger Sub, Inc., a wholly owned subsidiary of Parent (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated September 16, 2016 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) for $26.50 per share in cash (the “Offer Consideration”), and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each outstanding share of the Company Common Stock, other than shares held in treasury or held by Parent, Merger Sub or any wholly-owned subsidiary of Parent or Merger Sub or as to which dissenters’ rights have been perfected, will be converted into the right to receive the Offer Consideration. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Offer Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company, and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Participated in certain discussions and negotiations among representatives of the Company and Parent and certain parties and their respective financial and legal advisors;

9)	Reviewed the Merger Agreement, the draft commitment letter from certain lenders substantially in the form of the draft dated September 14, 2016 (the “Commitment Letter”) and certain related documents; and

10)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions and that Parent will obtain financing in accordance with the terms set forth in the Commitment Letter. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal advisor with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Offer Consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a portion of which is contingent upon the execution of the Merger Agreement and a significant portion of which is contingent upon the closing of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Prior to this engagement, we provided strategic advisory services to the Company and received fees for the rendering of these services including the reimbursement of expenses. In the two years prior to the date hereof, as disclosed to the Company’s Board of Directors, we have provided financial advisory and financing services for Parent and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to Parent and the Company in the future and expects to receive fees for the rendering of these services. In addition, Morgan Stanley, its affiliates, directors or officers, including individuals working with the Company in connection with this transaction, may have committed and may commit in the future to invest in private equity funds managed by Parent.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Parent (or its affiliates), the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the

Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares into the Tender Offer or how such stockholder should vote with respect to the proposed transaction or any other matter.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Erik Marth
Erik Marth
Executive Director

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of

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fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal rights exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing

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appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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